[NOTICE: This Notice of Convocation is a translation of the Japanese original for reference purposes only, and in the event of any discrepancy, the Japanese original shall prevail.]

Securities code: 8306

June 6, 2024
(Start date of measures for electronic provision: May 29, 2024)

NOTICE OF CONVOCATION OF
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the 19th Annual General Meeting of Shareholders (the "Meeting") of Mitsubishi UFJ Financial Group, Inc. (the "Company") will be held as described below.
In convening this General Meeting of Shareholders, the Company has taken measures for the electronic provision of information. The matters subject to electronic provision have been posted on the following websites.

The Company's website:
https://www.mufg.jp/english/ir/stock/meeting/index.html   Search: MUFG convocation

In addition to the above, the information is also posted on the following website.

Tokyo Stock Exchange (TSE) website:
https://www2.jpx.co.jp/tseHpFront/JJK020010Action.do?Show=Show

Please access the above website, enter our company name or securities code (8306) and click "Search," and select "Basic information" and "Documents for public inspection/PR information" in that order to view the relevant information.

In place of attending the General Meeting of Shareholders in person, shareholders may exercise their voting rights in advance, either electronically (via the Internet) or in writing.
Please review the following "Reference Materials Concerning the General Meeting of Shareholders" and exercise your voting rights by 5:10 p.m. on Wednesday, June 26, 2024.

Yours very truly,

MITSUBISHI UFJ FINANCIAL GROUP, INC.
Hironori Kamezawa
Member of the Board of Directors, President & Group CEO
(Representative Corporate Executive)
7-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo

PARTICULARS

1. Date and Time of the Meeting: Thursday, June 27, 2024, at 10:00 a.m.

                                          (Reception is scheduled to open at 9:00 a.m.)

2. Place of the Meeting: Hiten Main Banquet Hall, Grand Prince Hotel Shin Takanawa
                                          at 3-13-1 Takanawa, Minato-ku, Tokyo

3. Matters to be dealt with at the Meeting:

    Matters for Reporting: The Business Report for the 19th Fiscal Year (from April 1, 2023 to March
                                          31, 2024), the Financial Statements, the Consolidated Financial Statements
                                          and the Results of the Audit of the Consolidated Financial Statements by the
                                          Independent Auditors and the Audit Committee.

    Matters for Resolution:

    <Proposal by the Company>

     First Item of Business   Appropriation of Surplus

     Second Item of Business   Election of 16 (sixteen) Directors

    <Proposal by Shareholders>

     Third Item of Business   Partial amendment to the Articles of Incorporation (Director competencies
                                         for the effective management of climate-related business risks and
                                         opportunities)

     Fourth Item of Business   Partial amendment to the Articles of Incorporation (Assessment of
                                         customers' climate change transition plans)

- The Companies Act has been revised so that, in principle, materials concerning the General Meeting of Shareholders are to be viewed on our website, and a paper copy of such materials are delivered only to shareholders who have requested it by the record date. However, for this Meeting, a paper copy of the "REFERENCE MATERIALS CONCERNING THE GENERAL MEETING OF SHAREHOLDERS" has been sent to shareholders regardless of whether they made a request, for their convenience when attending the Meeting.

- The following items are not included in the documents sent to shareholders who have requested the delivery of a paper copy pursuant to laws and regulations, and the provision of Article 25 of the Articles of Incorporation.
  (1) Employees of the Group; (2) Principal Offices, etc. of the Group; (3) Major Borrowings; (4) Matters Concerning Officers of the Company (Limited Liability Agreement and Directors and Officers Liability Insurance); (5) Matters Concerning Outside Directors; (6) Matters Concerning Shares of the Company; (7) Matters Concerning Independent Auditor; (8) System to Ensure Appropriate Conduct of Operations; (9) Matters Concerning Wholly-owned Specified Subsidiaries; (10) Other (Policy Concerning Exercise of Powers Granted to the Board of Directors by the Provisions of the Articles of Incorporation Pursuant to Article 459, Paragraph 1 of the Companies Act, If There Are Any Such Provisions Under the Articles of Incorporation); (11) Consolidated Financial Statements and Notes to the Consolidated Financial Statements; (12) Non-consolidated Financial Statements and Notes to the Non-consolidated Financial Statements; (13) Independent Auditor's Report on the Consolidated Financial Statements; (14) Independent Auditor's Report on the Non-consolidated Financial Statements; (15) Audit Report of the Audit Committee
  The documents audited by the Audit Committee and Independent Auditors in preparing the Audit Reports and Independent Auditors Reports comprise the documents included in the "NOTICE OF CONVOCATION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS," and the documents (1) through (15) above, disclosed on **our website**.

- If any matter subject to electronic provision is to be modified, we will post the details of such modification on **our website**.

- Notices of major changes to the operation of the General Meeting of Shareholders due to future conditions will be provided on **our website**.

- With regard to the results of the resolutions of the General Meeting of Shareholders, please be aware that we will post the results on **our website** after the conclusion of the meeting, instead of sending a written notice of the resolutions.

- For shareholders in a wheelchair, dedicated space will be provided at the venue.
  We have arranged a sign language interpreter, and if you need assistance, please let us know at the reception on the day of the Meeting. Writing boards for communication will also be available.

- The notice of convocation will be available via e-mail for requesting shareholders starting from the next General Meetings of Shareholders. Please apply for e-mail notices at the voting right exercise website (https://evote.tr.mufg.jp/) using a PC or smartphone.

(Reference) FY2023 Financial Highlights
(1) Consolidated net operating profits



Consolidated net operating profits increased by ¥249.4 billion compared to the previous fiscal year and reached a record-high, primarily driven by increases in net interest income from loans and deposits and fee income overseas, despite the impact of revenue decreases that resulted from the sale of MUFG Union Bank.

(2) Profits attributable to owners of parent



Profits attributable to owners of parent increased by ¥374.2 billion compared to the previous fiscal year and marked the highest profits in MUFG history, driven by the increases in consolidated net operating profits, the impact of change of the equity method accounting date for Morgan Stanley, and the impact of depreciation of the yen.

(3) ROE



ROE improved by 1.5 percentage points compared to the previous fiscal year primarily driven by the increase in profits attributable to owners of parent. ROE stood at 8.5%, and exceeded 7.5%, the financial target under the previous Medium-term Business Plan.

(4) Common Equity Tier 1 capital ratio
(Finalized and fully implemented Basel III basis, excluding net unrealized gains on available-for-sale securities[*])



10.4% **10.3%** **10.1**%

(0.2) ppt
vs March 31, 2023

FY2021   FY2022   **FY2023**

As for common Equity Tier 1 capital ratio, an adequate level of 10.1% continues to be maintained.

(5) Shareholder returns



Up ¥9 for two straight years
¥50
Year-end
¥25
Interim
¥25

Annual dividends per share

	FY2020	FY2021	FY2022	FY2023	FY2024 (Forecast)
Annual dividends per share	¥25	¥28	¥32	¥41	
Dividend payout ratio (%)	41.3	31.7	35.3	32.9*	39.1
Share repurchases (Billions of yen)	–	150.0	450.0	400.0	100.0
Total payout ratio (%)	41.3	44.8	75.2	59.6	45.8

* Dividend payout ratio is 34.9%, excluding the impact of change of the equity method accounting date for Morgan Stanley (profits attributable to owners of parent: ¥84.1 billion).

Please see the following website for details on financial highlights.
  https://www.mufg.jp/dam/ir/fs/2023/pdf/highlights2403_en.pdf



(Reference) New Medium-term Business Plan Highlights

1. Fundamental Direction

MUFG established a new Medium-term Business Plan for the three-year period beginning in fiscal year 2024. Taking the opportunity offered by this major environmental change surrounding MUFG's business, the next Medium-term Business Plan period is positioned as "three years to pursue and produce growth." Building on strategic initiatives launched in our previous Medium-term Business Plan, we will focus on both growth strategies and social and environmental solutions, supported by transformation and innovation.

In this era when geopolitical risks, reversal of globalization and other forms of division emerge, we aspire to maximize MUFG's ability to facilitate connections, leveraging its extensive network and diverse solutions, to produce economic and social value, as we strive to realize our Purpose of being "committed to empowering a brighter future."



MUFG Way
Purpose
"Committed to empowering a brighter future."
Values
Integrity and Responsibility, Professionalism and Teamwork, Challenge and Agility
Vision
Be the world's most trusted financial group
New Medium-term Business Plan
Fundamental Direction
—Three years to pursue and produce growth—
To serve our commitment to empowering a brighter future, we aim to fulfill our unique potential to"bridge" the divided world, producing economic and social value.
Three Pillars of the Medium-term Business Plan
Expand & Refine Growth Strategies
Drive Social & Environmental Progress
Accelerate Transformation & Innovation
Financial Target
FY2026 ROE: Approx. 9%

2. Financial Targets

We have set the following mid-to long-term financial target, along with the financial targets for the fiscal year 2026, the final year of the new Medium-term Business Plan. We continue to position ROE as the most important financial target and set profits, expenses, and RWA as the three drivers to achieve the ROE target, and will promote "Expand & Refine Growth Strategies" and "Accelerate Transformation & Innovation."

■ ROE Target and CET1 ratio target range

	FY2023 results	FY2026 targets	Mid- to long-term target
ROE[1]	8.5%[2]	Approx. 9%	9-10%
CET1 ratio[3] (Finalized and fully implemented Basel III basis)	10.1%	9.5-10.5%	

■ Three Drivers to Achieve ROE target

Profits	Expenses	RWA
Net operating profits[4]: Over ¥2.1 trillion Profits attributable to owners of parent: Over ¥1.6 trillion	Expense ratio: Approx. 60%	Reduction of low profitability RWA: ¥5 trillion Increase of high profitability RWA: ¥12 trillion

(Notes) 1. ROE (MUFG basis) = $\frac{\text{Profits attributable to owners of parent}}{\{(\text{Total shareholders' equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders' equity at the end of the period + Foreign currency translation adjustments at the end of the period})\} \div 2}$

2. ROE is 8.1%, excluding the impact of change of the equity method accounting date for Morgan Stanley.
3. Estimated CET1 ratio reflecting the RWA calculated on the finalized and fully implemented Basel III basis. Excludes net unrealized gains (losses) on available-for-sale securities.
4. On a managerial accounting basis.

3. Three Pillars of the Medium-term Business Plan

(1) Expand & Refine Growth Strategies

Through considering MUFG's strategies in the four quadrants of the chart below, we have formulated seven strategies to achieve growth during the new Medium-term Business Plan period. While seeking growth by further strengthening our existing business model, by for example increasing the profitability of our balance sheet with consideration for changes in the interest rate environment, we will also seek to drive growth by expanding our business through providing new products and services, and by expanding customer touchpoints through new channels.



New Channels
Existing Channels
Existing Products
New Products
1
Existing Products x Existing Channels
2
Existing Products x New Channels
3
New Products x Existing Channels
4
New Products x New Channels
Improving Balance Sheet Profitability
1 Strengthen domestic retail customer base
2 Strengthen corporate x WM business
3 Evolve GCIB-GM integrated business model
4 Strengthen APAC business and platform resilience
5 Contribute to making Japan a leading asset management center
6 Support value chain in green transformation
7 Challenge to build a new business portfolio

(2) Drive Social & Environmental Progress

MUFG has previously established priority issues in our sustainability management to realize a sustainable environment and society. We have revised such priority issues with consideration for environmental changes, expectations from society, and importance to our business, and will strengthen our efforts in driving social and environmental progress, integrating such efforts in our business strategies.



Priority Issues (Previous Medium-term Business Plan)
Climate Change Measures & Environmental Protection
Response to Aging Population & Low Birthrate
Ensuring Equal Access to Financial Services
Response to Poverty
Reduction of Educational Disparities
Developing Social Infrastructure
Supporting Industrial Development & Innovation
Overcoming Threats to Health
Promoting Workstyle Reforms
Inclusion & Diversity
Priority Issues (New Medium-term Business Plan)
Sustainable Society
• Achievement of carbon neutral society
• Natural capital and biodiversity restoration
• Promotion of circular economy
Vibrant Society
• Industry development and innovation support
• Response to aging population & low birthrate
• Increasing access to financial services
• Management focusing on human capital
Resilient Society
• Respect for human rights
• Ensuring secure and safe services
• Demonstration of robust corporate governance

(3) Accelerate Transformation & Innovation

So as to continuously be trusted and chosen by our customers, we will accelerate transformation and innovation. We will transform our culture to become more agile, and strengthen our human capital, system development capacity, and AI and data infrastructure. We will also further improve our risk management and compliance.

To accelerate transformation and innovation, we have made a revision to the Values that comprise the MUFG Way, adding the element of Agility, through which we will aim to provide innovative products and services to our customers while encouraging each of our employees to act in an autonomous manner.

(Reference) Sustainability Highlights

MUFG's Sustainability Initiatives

With the conviction that environmental and social sustainability are essential to achieving sustainable growth for MUFG, we will engage in value creation employing an integrated approach in which the execution of management strategies goes in tandem with the pursuit of solutions for environmental and social issues.

Priority Issues

Sustainable Society	Achievement of carbon neutral society
	Natural capital and biodiversity restoration
	Promotion of circular economy
Vibrant Society	Industry development and innovation support
	Response to aging population & low birthrate
	Increasing access to financial services
	Management focusing on human capital
Resilient Society	Respect for human rights
	Ensuring secure and safe services
	Demonstration of robust corporate governance

Sustainable Finance Targets

- Raised the cumulative execution target for sustainable finance from ¥35 trillion to ¥100 trillion for the period from FY2019 to FY2030.
- FY2023 preliminary result is ¥9.1 trillion, which cumulatively represents 33.5% progress towards the new target of ¥100 trillion.



FY2019 – FY2023 cumulative amount
¥33.5 trillion

¥100 trillion

FY2030 target

¥35 trillion

External Evaluations

Awarded double gold at the Fifth ESG Finance Awards Japan

- Banking Category
  Bank: Gold, 3 straight years
- Financial Services (Securities) Category
  Securities: Gold, first time
- Environmental
  Sustainable Company
  MUFG: Selected 3 straight years



MUFG makes various disclosures about sustainability on its website.
Please see the website for other measures regarding the environmental and social issues, and priority issues, alongside corporate social responsibility activities.

▶ https://www.mufg.jp/english/csr/

| MUFG Sustainability |  |



Moving to Achieve Carbon Neutral Society

MUFG Carbon Neutrality Declaration (May 2021)

To achieve net zero GHG emissions from our finance portfolio by 2050 and from our own operations by 2030

Reducing emissions from own operations

In FY2022, our emissions significantly reduced from FY2020 due to switching to 100% renewable power sources for in-house contracted electric power at all consolidated subsidiaries in Japan.

Scope 1 and 2 reduction roadmap (thousand tCO$_2$e)



- FY2020 result: 336
- FY2021 result: 232
- FY2022 result: **189** — Acquired third-party assurance
- FY2026 target: 168 — 50% reduction from FY2020
- FY2030 target: 0 (Carbon Credit (negative emissions)) — Net zero

Engagement

Transition Whitepaper Projects
Explored initiatives in Japan to achieve carbon neutrality. Also provided a deep dive into the power sector in Thailand and Indonesia to offer examples of support measures from a financial institution perspective.



◄ MUFG Transition Whitepaper 2023 (September 2023)

MUFG Asia Transition Whitepaper ► (November 2023)



Natural Capital and Biodiversity Restoration

- Strengthened support for startups, offering of blue finance, and enhanced initiatives in the field of food

- Issued the MUFG TNFD Report, which show cases MUFG's approach, policies, and solutions on natural capital and biodiversity to support customers (April 2024)



MUFG TNFD レポート

Reducing emissions from our financed portfolio

Set interim targets for the automotive, aviation, and coal sectors, and completed setting targets based on the Net-Zero Banking Alliance (NZBA) guidelines



Existing targets:
- Power
- Oil & Gas
- Real estate
- Steel
- Shipping

New targets:
- Automotive
- Aviation
- Coal

Published MUFG Climate Report 2024 (April 2024)

Published the new MUFG Climate Report 2024 to share the progress and results of MUFG's wide-ranging decarbonization efforts along with the underlying thought processes behind them, in addition to the details of the transition plan based on the Glasgow Financial Alliance for Net Zero (GFANZ) guidelines



MUFG Climate Report 2024

Respect for Human Rights

- Strengthened human rights due diligence relating to borrowers/investees and suppliers, revised the "Approach to Purchasing Activity," and established remedial contact points

- Issued the MUFG Human Rights Report, which showcases MUFG's approach and activities for respecting human rights (June 2023)



MUFG 人権レポート 2023

Concept for Human Capital Management



- MUFG positions human capital as one of its most important types of capital, and creates an environment in which the enhancement of human capital enables employees to further achieve personal growth and take on challenges while empowering themselves.

Four Key Initiatives

Employee enablement and progression

Number of mid-career hires and other individuals hired by business area

Strengthen recruitment of specialists in each business area



Improving Employee Engagement

Engagement score

Improve employee engagement score to achieve sustainable growth

Target: Improve from current score



Diverse, Equitable & Inclusive workforce

Ratio of women in management

Accelerate initiatives to improve the ratio of women in management



Ratio of employees with disabilities*1

Become a company that enables everyone to work with peace of mind



Embedding a culture of healthy working

Absenteeism*2

Practice health management to Maximize performance of each employee

Target Keep 1% or less



---

* The figures above are aggregates of the Bank, the Trust Bank, and Securities (in Japan) except for the engagement score and the ratio of employees with disabilities.
  The engagement score is for the whole MUFG (including overseas), while the ratio of employees with disabilities is an aggregate of the Bank, the Trust Bank, Securities, NICOS, and ACOM (in Japan)

*1 Figures as of June 1 of each fiscal year
*2 Absence or leave of absence due to mental or physical illness

Please Exercise Your Voting Rights

Exercise of voting rights via the Internet **Deadline: 5:10 p.m., Wednesday, June 26, 2024**

Scanning QR code
(via smartphone, tablet, etc.)

1. Please scan the QR code provided on the bottom right of the voting right exercise form.



*QR code is a registered trademark of DENSO WAVE INCORPORATED.

2. Please enter your approval or disapproval of items of business by following the instructions on the screen.

Entering "login ID" and "password"

1. Access the voting right exercise website
https://evote.tr.mufg.jp/

2. Log in
Enter your "login ID" and "temporary password" provided on the bottom right of the voting right exercise form on the voting right exercise website.

3. Please enter your approval or disapproval of items of business by following the instructions on the screen.

Entering your approval or disapproval

Smartphone site


会社提案の全ての議案に賛成、株主提案の全ての議案に反対される場合
❶
確認画面へ
会社提案、および株主提案の議案について個別に賛否を入力される場合
❷
賛否行使画面へ
議案内容
議案内容(英文)

✓ Please click ① if you approve of all items of business proposed by the Company, and disapprove of all items of business proposed by shareholders.

✓ Please click ② if you prefer to enter your approval or disapproval of each item of business separately.

PC site


●会社提案の全ての議案を賛成、株主提案の全ての議案を反対とされる場合
❶
確認画面へ
●会社提案、および株主提案の議案について個別に賛否を入力される場合
❷
賛否行使画面へ
議案の内容をご覧になる場合は、こちら をクリックしてください。
議案の内容(英文)をご覧になる場合は、こちら をクリックしてください。

Contribute to society by exercising your voting rights via the Internet!

We donate some of the postage costs saved by online exercise of voting rights to charitable organizations including those that support the next generation, preserve the environment, and aid disaster victims.

Notes:

- A new "login ID" and "temporary password" will be provided each time when a General Meeting of Shareholders is convened.
- Internet access fees, communication charges, etc. incurred in accessing the voting right exercise website from your PC or smartphone are to be borne by the shareholders.

For inquiries regarding exercise of voting rights via the Internet (Help desk)
Business hours: From 9:00 a.m. to 9:00 p.m.

Securities Transfer Agency Division,
Mitsubishi UFJ Trust and Banking Corporation
0120-173-027 (toll-free within Japan)

■ Information for Institutional Investors

Institutional investors may use the "electronic voting rights exercise platform" to exercise voting rights.

Exercise of voting rights in writing (voting right exercise form)

Please indicate your votes for or against the proposal on the enclosed voting right exercise form and send the completed form to the Company by return mail. Please note that if there is no indication of your vote for or against any item of business, we will deem that you have voted for the proposal by the Company and against the proposal by a shareholder.

Deadline: Wednesday, June 26, 2024, to reach the Company no later than 5:10 p.m.

Sample of the voting right exercise form

For the Second Item of Business, if you plan to vote against one or more candidates, please state the candidate number.

Proposals from the Third Item of Business to Fourth Item of Business are proposed by some shareholders. The Board of Directors objects to all of these proposals.
For details, please refer to **page 45 and onward.**

Please cut and return this part.

The "login ID" and "temporary password" which are required for exercising voting rights via the Internet, are indicated here.

Please indicate "for" or "against" for each proposal here.

- In case of "for": please circle the word "For."
- In case of "against": please circle the word "Against."

If you approve the proposal by the Company and Board of Directors' opinion

会社提案
第1号議案
第2号議案
賛
賛
但し
否
否
を除く

株主提案
第3号議案
第4号議案
賛
賛
否
否

If you do not approve the proposal by the Company and Board of Directors' opinion

会社提案
第1号議案
第2号議案
賛
賛
但し
否
否
を除く

株主提案
第3号議案
第4号議案
賛
賛
否
否

Handling of the voting rights exercised multiple times

- Please be advised that if you exercise the voting rights both in writing and via the Internet, the content of the voting rights exercised via the Internet shall be deemed valid.
- Please be advised that if you have exercised the voting rights multiple times via the Internet, the last exercise of the voting rights shall be deemed valid. Similarly, if you have exercised the voting rights redundantly via PC and smartphone, the last exercise of the voting rights shall be deemed valid.

Information on Livestreaming and Preliminary Questions Using the Internet

How to watch the livestream

Date and time of the streaming: Thursday, June 27, 2024, from 10:00 a.m. to the close of the meeting

* The streaming page will be accessible from 30 minutes before the meeting (9:30 a.m.).

Method for watching the livestream

1. Please access the "Engagement Portal" (hereinafter the "Website"), the dedicated website for shareholders, by directly entering the following URL on your PC, smartphone, or other devices, or scanning the QR code.

   Dedicated website for shareholders
   "Engagement Portal"
   URL: https://engagement-portal.tr.mufg.jp/

2. Please enter the following ID and password on the Website, and upon confirming the Terms of Use and placing a check in the "I agree to the Terms of Use" box, click the "Log in" button.
   1) Enter the "Login ID" indicated on the right side of the voting right exercise form (15-digit, half-width numbers)
   2) Enter the "Temporary Password" indicated on the right side of the voting right exercise form (6-digit, half-width numbers)



議決権行使書
株式会社 三菱UFJフィナンシャル・グループ 御中
ログインＩＤ
1) ID
XXXX-XXXX-XXXX-XXX
株主番号(8桁)
仮パスワード
XXXXXX
2) Password

Please make sure to copy down your ID and password before submitting the voting right exercise form.

3. Please click "Watch today's livestream" on the Website, and upon confirming the Terms of Use and placing a check in the "I agree to the Terms of Use" box, click the "Watch" button.

Precautions
- Watching a livestream is not recognized as attendance at the General Meeting of Shareholders, according to the Companies Act. Therefore, it is not possible to ask questions, exercise voting rights, or make motions that are permitted to shareholders at the General Meeting of Shareholders via the livestream. Please exercise your voting rights in advance either online or by mailing the enclosed voting rights exercise form.
- Livestreaming may become unavailable due to unavoidable circumstances. In that case, an announcement will be made on our website.
- Access to the livestream and the preliminary questions will be limited to shareholders.
- It may not be possible to watch the livestream, depending on the devices and communication environments being used.
- Please refrain from taking photos, recording video or audio, saving the livestream, or publishing the livestream on social media.
- Shareholders shall bear communication charges incurred in viewing the livestream.

Details regarding reception of preliminary questions
Submission period: Until 5:10 p.m., (Friday), June 21, 2024
Preliminary questions from shareholders will be accepted on the matters to be dealt with at the General Meeting of Shareholders. If you wish to submit a question, please refer to the "Method for watching the livestream," and log into the dedicated website for shareholders, and select the appropriate category and enter your preliminary question as per the instructions on the screen.

Notes:
* Questions must be related to the matters to be dealt with at the General Meeting of Shareholders, and are limited to one question per person.
* The question form has a limit of 400 letters.
* Among questions submitted in advance of the meeting, for those that are of significant interest to shareholders, answers will be posted on our website after the General Meeting of Shareholders. Please understand that we will not be able to answer all questions. Furthermore, please note that we cannot provide answers individually.

[Inquiries on ID and password]
Securities Transfer Agency Division, Mitsubishi UFJ Trust and Banking Corporation: 0120-676-808 (toll-free within Japan)
Available: From Thursday, June 6, 2024 to Wednesday, June 26, 2024
                  (9:00 a.m. to 5:00 p.m. *Excluding Saturdays, Sundays and public holidays.)
                  Thursday, June 27, 2024
                  (9:00 a.m. until the close of the Meeting)

On-demand streaming after the General Meeting of Shareholders
After the General Meeting of Shareholders, on-demand streaming will be available on the Investor Relations page of the Company's website. If you are unable to watch the livestream, please watch the on-demand stream.

The Company's website: https://www.mufg.jp/english/ir/stock/meeting/index.html



REFERENCE MATERIALS CONCERNING
THE GENERAL MEETING OF SHAREHOLDERS

Items of Business and Reference Matters

<Proposal by the Company (from First Item of Business to Second Item of Business)>

The First Item of Business to the Second Item of Business are proposed by the Company.

First Item of Business   Appropriation of Surplus

MUFG's basic policies call for continuously seeking to improve shareholder returns, focusing on dividends in the pursuit of an optimal balance with solid equity capital and strategic investment for growth.

MUFG will set a dividend payout ratio at around 40%, and aim for stable and sustainable increase in dividends per share through profit growth as a fundamental policy. At the same time, MUFG will flexibly repurchase stock as a measure to return profits to shareholders that will contribute to improving capital efficiency, taking into consideration its business performance and capital situation, opportunities for growth investment, and the market conditions, including the stock prices. In principle, MUFG will not hold treasury stock excessively to approximately 5% of the total shares outstanding and MUFG shall cancel the stocks exceeding such amount.

Based on these policies, MUFG proposes the year-end dividend of ¥20.5 per share. Combined with the interim dividend of ¥20.5 per share, annual dividends will total ¥41.0 per share.

Matters concerning the year-end dividend:

1. Kind of dividend property

   Cash

2. Matters concerning allocation and
   the total amount of dividend property

   Ordinary Shares   ¥20.5 per share
           ¥240,937,568,686 in total

3. Date on which dividends from surplus
   shall be effective

   June 28, 2024

Second Item of Business   Election of 16 (sixteen) Directors

The terms of office of all directors will expire at the close of this Meeting. Therefore, based on the decision of the Nominating and Governance Committee (which constitutes a Nominating Committee under the Companies Act), you are hereby requested to elect 16 (sixteen) directors.

The candidates are as follows. Each of the 9 (nine) candidates for outside directors meets the Company's "Independence Standards for Outside Directors." The 16 (sixteen) candidates for directors are composed of 12 (twelve) male candidates and 4 (four) female candidates (accounting for 25% of the candidates).

No.	Candidate's Name		Gender	Number of Years in Office	Current Position and Responsibilities at the Company	Concurrent Posts at Listed Companies
1	Mariko Fujii	Reelected / Outside / Independent	Female	5	Member of the Board of Directors Nominating Member Compensation Member Risk Member (Chairperson)	1
2	Keiko Honda	Reelected / Outside / Independent	Female	4	Member of the Board of Directors Audit Member	2
3	Kaoru Kato	Reelected / Outside / Independent	Male	5	Member of the Board of Directors Nominating Member Compensation Member Audit Member	0
4	Satoko Kuwabara	Reelected / Outside / Independent	Female	3	Member of the Board of Directors Nominating Member Compensation Member (Chairperson)	3
5	Hirofumi Nomoto	Reelected / Outside / Independent	Male	5	Member of the Board of Directors Nominating Member (Chairperson) Compensation Member	3
6	Mari Elka Pangestu	New / Outside / Independent	Female	–		1
7	Hiroshi Shimizu	New / Outside / Independent	Male	–		2
8	David Sneider	Reelected / Outside / Independent	Male	1	Member of the Board of Directors Risk Member	1
9	Koichi Tsuji	Reelected / Outside / Independent	Male	3	Member of the Board of Directors Audit Member (Chairperson)	2

   

Non-executive directors **11**/16 (68.7%)

Independent outside directors **9**/16 (56.2%)

Female directors **4**/16 (25.0%)

Foreign nationals **2**/16 (12.5%)

No.	Candidate's Name		Gender	Number of Years in Office	Current Position and Responsibilities at the Company	Concurrent Posts at Listed Companies
10	Kenichi Miyanaga	Reelected / Non-Executive	Male	3	Member of the Board of Directors Audit Member	0
11	Ryoichi Shinke	Reelected / Non-Executive	Male	1	Member of the Board of Directors Audit Member	0
12	Kanetsugu Mike	Reelected	Male	7	Member of the Board of Directors Chairman (Corporate Executive)	2
13	Hironori Kamezawa	Reelected	Male	5	Member of the Board of Directors President & Group CEO (Representative Corporate Executive) Nominating Member Compensation Member	1
14	Iwao Nagashima	Reelected	Male	4	Member of the Board of Directors	0
15	Junichi Hanzawa	Reelected	Male	3	Member of the Board of Directors	0
16	Makoto Kobayashi	Reelected	Male	2	Member of the Board of Directors	0

Outside	Candidate for Outside Director
Non-Executive	Candidate, being as a non-executive director, who does not concurrently serve as corporate executive, executive officer, employee or executive directors of the Company or its subsidiaries (excluding outside directors)
Independent	Candidate for independent director provided for by Tokyo Stock Exchange, Inc.

Nominating Member: Member of the Nominating and Governance Committee
Audit Member: Member of the Audit Committee
Compensation Member: Member of the Compensation Committee
Risk Member: Member of the Risk Committee

(Reference) Composition, etc. of the Board of Directors

Composition

The board of directors as a whole shall have an appropriately balanced composition that provides a deep understanding of the Group's business and a wealth of knowledge and expertise on finance, financial accounting, risk management and compliance and so forth in order to ensure its effectiveness, and shall meet the following requirements in particular.

Appropriate balance	The board of directors shall have a balanced composition consisting of internal directors who are familiar with the business of MUFG and independent outside directors who oversee management and directors from an independent and objective standpoint.
Ensure independence	The percentage of independent outside directors, in principle, shall be more than half.
Oversight of the Group's management	To ensure the effectiveness of oversight of MUFG Group's management by the board of directors, the Presidents of MUFG Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, and Mitsubishi UFJ Securities Holdings Co., Ltd. will, in principle, also serve as directors of the Company.

In addition, the board of directors as a whole has decided to appoint individuals who have experience in "global" fields in view of the MUFG's business development, as well as "IT/digital" and "sustainability" to lead the resolution of social issues such as the digital shift and climate change.
For the framework and the knowledge, expertise and experience of each Director after this proposal is approved, please refer to page 38.

Term of Office and Concurrent Posts of Directors

Term of office of directors	The term of office of directors shall be 1 (one) year. In discussions and decisions by the Nominating and Governance Committee on a candidate for reappointment, the number of years since such candidate assumed the office of a director of MUFG shall be considered.
Directors with concurrent posts	A director may concurrently serve as a director, corporate auditor, executive or corporate officer at a company other than MUFG Group company only to the extent such directors are able to have enough time required to appropriately fulfill the duties as directors of MUFG, such as understanding the business and other aspects of the MUFG Group, and the directors shall report periodically to the board of directors on such concurrent posts.

Policy for Election of Members of Directors

For election of directors, the Nominating and Governance Committee shall set forth director election standards focusing on the following and nominate persons who meet such standards as director candidates.

[Outline of Election Standards for Directors]

Qualities of those entrusted as managers	Directors shall have the qualities required to be able to appropriately fulfill their duty of loyalty and duty of care in the execution of their duties and to contribute to the sustainable growth and the increase of corporate value of MUFG over the medium- to long-term.
Qualities of independent outside director	Independent outside directors shall have a wealth of knowledge and experience in the fields of corporate management, finance, financial accounting and law and the qualities required for oversight of the execution of duties by management from an independent and objective standpoint, meeting the independence standards of the MUFG.
Ability of executive directors	Executive directors shall have extensive knowledge of MUFG Group's business and the ability to appropriately perform management of MUFG.

MUFG Independence Standards for Outside Directors

1. (1) The person does not serve as an executive director, Corporate executive, executive officer, manager or other employee (hereinafter "Executive") of the Company or its subsidiaries, and has not served as an Executive of the Company or its subsidiaries in the 10 years prior to his or her appointment.
    (2) If the person at some time during the 10 years prior to his or her appointment had served as a Director, accounting advisor or corporate auditor (excluding a person who served as an Executive) of the Company or its subsidiaries, he or she had not served as an Executive in the 10 years prior to his or her appointment as such Director, accounting advisor or corporate auditor.
2. (1) The person is not a person or an Executive thereof who deals with the Company or its major subsidiaries[*1] as a major business partner[*2] and has not been an Executive thereof in the last 3 years.
    (2) The person is not a major business partner or an Executive thereof of the Company or its major subsidiaries, and has not been an Executive thereof in the last 3 years.
3. If the person is a consultant, accounting expert or legal expert, he or she has not received more than an average of 10 million yen per year in monetary or other assets from the Company excluding executive compensation, in the last 3 years, and is not an employee or other member of an accounting and law firms which deals with the Company as a major business partner[*3].
4. The person is not a spouse or a relative within the second degree of kinship of a Director, corporate executive, executive officer of the Company or its subsidiaries or a person whose independence from the Company has not been deemed to be assured by reason of Requirements 2 and 3 above.
5. The person is not a current major shareholder[*4] of the Company or an Executive thereof.
6. The person is not an audit corporation or an employee or other member of such audit corporation of the Company or its subsidiaries, and has not engaged in the audit operations of the Company or its subsidiaries as such employee in the last 3 years.

*1 Major subsidiaries:	MUFG Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd.
*2 Major business partner:	Based on the criterion of 2% or more of annual consolidated net sales (annual consolidated gross profits in the case of the Company).
*3 Major business partner:	Based on the criterion of 2% or more of annual net sales.
*4 Major shareholder:	Shareholder holding 10% or more of total voting rights

Roles Outside Directors Are Expected to Fulfill
At MUFG, independent outside directors are expected to fulfill the following six roles.

1)	Supervise executives' duties from an independent and objective standpoint	2)	Exercise the oversight of conflicts of interest that may occur between MUFG and top management executives or MUFG and controlling shareholders
3)	Provide advice and other assistance to top management executives based on their experience and expertise	4)	Contribute to sustainable corporate development and medium- to long-term growth in MUFG's corporate value
5)	Engage in timely and appropriate decision making in the course of deliberating investment and other management judgments via the careful examination of the reasoning behind the proposals and other information presented to them	6)	Sufficiently discuss matters reported or proposed by top management executives by requesting supplementary explanation where necessary and by contributing their opinions

Please refer to pages 39 to 44 for Corporate Governance Highlights for fiscal year 2023 (1. Corporate Governance Structure, 2. Evaluation Framework of the Board of Directors' Operations, 3. Main Agenda Items for Fiscal Year 2023 in Each Committee, 4. Strategic shareholdings).



Number
1

Mariko Fujii

Date of Birth: March 9, 1955 (Age: 69)

*As of the date of assumption of office.

Reelected

Number of Years in Office as Outside Director 5 years

Outside | Independent

Type and Number of Company's Shares Owned	Ordinary Shares 0		
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors	Meeting of the Board of Directors	9/9 (100%)
	Member of the Nominating and Governance Committee	Nominating and Governance Committee	10/10 (100%)
	Member of the Compensation Committee	Compensation Committee	7/7 (100%)
	Member of the Risk Committee (Chairperson)		

Career summary

April 1977	Joined Ministry of Finance of Japan
July 1997	Director, International Affairs and Research Division, Customs and Tariff Bureau, Ministry of Finance
April 1999	Associate Professor, Research Center for Advanced Science and Technology, The University of Tokyo
March 2001	Professor, Research Center for Advanced Economic Engineering, The University of Tokyo
April 2004	Professor, Research Center for Advanced Science and Technology, National University Corporation, The University of Tokyo
June 2014	Outside Director of Electric Power Development Co., Ltd.
October 2015	Ambassador Extraordinary and Plenipotentiary of Japan to the Republic of Latvia
June 2016	Emeritus Professor of The University of Tokyo (incumbent)
January 2019	Retired from Ambassador of Japan to the Republic of Latvia
June 2019	Outside Director of NTT DATA CORPORATION (currently NTT DATA GROUP CORPORATION) (incumbent) Member of the Board of Directors (Outside Director) of the Company (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

After serving at the Ministry of Finance, Ms. Fujii has served in various important positions, including Professor of Research Center for Advanced Science and Technology of The University of Tokyo and Ambassador Extraordinary and Plenipotentiary of Japan and has built expertise and abundant experience in the areas of finance and economy, risk management, and public policy and administrative affairs through her career. The Company proposes her election as outside director since she is expected to contribute to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Important status in other companies

Outside Director of NTT DATA GROUP CORPORATION



	Number **2**	Keiko Honda	Date of Birth: September 27, 1961 (Age: 62)	**Reelected**

				Number of Years in Office as Outside Director 4 years

*As of the date of assumption of office.

		Outside	**Independent**

Type and Number of Company's Shares Owned — Ordinary Shares 0

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.			
Member of the Board of Directors	Meeting of the Board of Directors	9/9 (100%)
Member of the Audit Committee	Audit Committee	16/16 (100%)

Career summary	
April 1984	Joined Bain & Company Japan, Inc.
May 1986	Joined Shearson Lehman Brothers Securities Co., Ltd.
July 1989	Joined McKinsey & Company, Inc. Japan
July 1999	Partner of McKinsey & Company
July 2007	Director (Senior Partner) of McKinsey & Company
July 2013	Executive Vice President of Multilateral Investment Guarantee Agency, World Bank Group
June 2014	Executive Vice President & CEO of Multilateral Investment Guarantee Agency, World Bank Group
October 2019	Retired from Multilateral Investment Guarantee Agency (World Bank Group)
January 2020	Adjunct Professor and Adjunct Senior Research Scholar of Columbia University School of International and Public Affairs (incumbent)
March 2020	Outside Director of AGC Inc. (incumbent)
June 2020	Member of the Board of Directors (Outside Director) of the Company (incumbent)
June 2022	Outside Director of the Board of Recruit Holdings Co., Ltd. (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

After working at McKinsey & Company, Inc. Japan, Ms. Honda served as Chief Executive Officer of Multilateral Investment Guarantee Agency of World Bank Group. She has built expertise in the areas of finance and economy through her career, and abundant experience in the area of sustainability through teaching ESG investment at graduate schools, among other activities. The Company proposes her election as outside director since she is expected to contribute to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Important status in other companies

Adjunct Professor and Adjunct Senior Research Scholar of Columbia University School of International and Public Affairs
Outside Director of AGC Inc.
Outside Director of the Board of Recruit Holdings Co., Ltd.



Number **3**	**Kaoru Kato**	Date of Birth: May 20, 1951 (Age: 73) *As of the date of assumption of office.	**Reelected**
			Number of Years in Office as Outside Director 5 years
			Outside / Independent

Type and Number of Company's Shares Owned — Ordinary Shares 0

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.			
Member of the Board of Directors	Meeting of the Board of Directors	9/9 (100%)
Member of the Nominating and Governance Committee	Nominating and Governance Committee	10/10 (100%)
Member of the Compensation Committee	Compensation Committee	6/7 (85%)
Member of the Audit Committee	Audit Committee	16/16 (100%)

Career summary	
April 1977	Joined Nippon Telegraph and Telephone Public Corporation (NTT)
July 1999	General Manager of Plant Department of NTT Kansai Mobile Communications Network, Inc.
April 2000	General Manager of Plant Department of NTT DoCoMo Kansai, Inc.
June 2002	General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DoCoMo Kansai, Inc.
July 2005	Representative Director and Senior Corporate Executive Officer of Sumitomo Mitsui Card Co., Ltd.
July 2007	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DoCoMo Kansai, Inc.
June 2008	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DOCOMO, INC.
June 2012	President and Chief Executive Officer, Member of the Board of Directors of NTT DOCOMO, INC.
June 2016	Corporate Advisor, Member of the Board of Directors of NTT DOCOMO, INC.
June 2018	Corporate Advisor of NTT DOCOMO, INC.
June 2019	Member of the Board of Directors (Outside Director) of the Company (incumbent)
March 2021	Non-executive Director of Kirin Holdings Company, Limited
June 2022	Senior Advisor of NTT DOCOMO, INC.

Reason for proposing as candidate for Outside Director and expected roles

Having served in various important positions, including President and Chief Executive Officer, Member of the Board of Directors, and Corporate Advisor of NTT DOCOMO, INC., Mr. Kato has advanced knowledge and wisdom as a corporate manager and has actively promoted sustainability management. He also has abundant experience mainly in the areas of communication and digital domain. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Although Mr. Kato had served as Senior Advisor of NTT DOCOMO, INC., he retired from the position in June 2023. In addition, with NTT DOCOMO, INC., the Company had business accounting for less than 1% of NTT DOCOMO, INC.'s consolidated net sales and the Company's consolidated gross profit in fiscal year 2023. In light of this, among other reasons, such relationship would not affect his independence from the Company.

Important status in other companies

None



Number **4**	**Satoko Kuwabara** *The name of Ms. Satoko Kuwabara recorded in the family register is Satoko Ota.	Date of Birth: November 1, 1964 (Age: 59) *As of the date of assumption of office.

Reelected

Number of Years in Office as Outside Director 3 years

Outside | **Independent**

Type and Number of Company's Shares Owned — Ordinary Shares 0

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.		
Member of the Board of Directors	Meeting of the Board of Directors	9/9 (100%)
Member of the Nominating and Governance Committee	Nominating and Governance Committee	10/10 (100%)
Member of the Compensation Committee (Chairperson)	Compensation Committee	7/7 (100%)

Career summary	
April 1990	Registered as an attorney at law, Member of the Daini Tokyo Bar Association Joined Mori Sogo (current Mori Hamada & Matsumoto)
January 1998	Partner of Mori Hamada & Matsumoto
June 2016	Outside Director of Bandai Namco Holdings Inc. (incumbent)
March 2020	Outside Auditor of Unicafe Inc. (incumbent)
April 2020	Partner of Gaien Partners (incumbent)
June 2020	Outside Audit and Supervisory Board Member of Nippon Yusen Kabushiki Kaisha
June 2021	Member of the Board of Directors (Outside Director) of the Company (incumbent)
June 2023	Outside Director of Nippon Yusen Kabushiki Kaisha (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

Ms. Kuwabara has extensive experience as an attorney and professional insight on general legal affairs. She also has abundant experience in the area of sustainability, having served various positions including a member of the Advisory Committee for Natural Resources and Energy organized by the Ministry of Economy, Trade and Industry. The Company proposes her election as outside director since she is expected to contribute to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Ms. Kuwabara currently serves as Partner of Gaien Partners, with which the Company has no consulting agreements or other transaction. In addition, although she had been Partner of Mori Hamada & Matsumoto in the past, she resigned from the firm in March 2020, and has not been involved in its management. In light of this, among other reasons, such relationship would not affect her independence from the Company.

Important status in other companies

Partner of Gaien Partners
Outside Director of Bandai Namco Holdings Inc.
Outside Auditor of Unicafe Inc.
Outside Director of Nippon Yusen Kabushiki Kaisha



Number 5

Hirofumi Nomoto

Date of Birth: September 27, 1947 (Age: 76)

*As of the date of assumption of office.

Reelected

Number of Years in Office as Outside Director 5 years

Outside | Independent

Type and Number of Company's Shares Owned	Ordinary Shares 25,000		
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors (Lead Independent Outside Director)	Meeting of the Board of Directors	9/9 (100%)
	Member of the Nominating and Governance Committee (Chairperson)	Nominating and Governance Committee	10/10 (100%)
	Member of the Compensation Committee	Compensation Committee	7/7 (100%)

Career summary

April 1971	Joined TOKYU CORPORATION
April 2003	Executive General Manager of Media Business Headquarters of TOKYU CORPORATION
April 2004	President & Representative Director of its communications Inc.
June 2007	Director of TOKYU CORPORATION Executive Officer of Real Estate Development Business Unit of TOKYU CORPORATION
January 2008	Managing Director of TOKYU CORPORATION
June 2008	Senior Managing Director of TOKYU CORPORATION
April 2010	Executive Officer & Senior Executive General Manager of Urban Life Produce Business Unit of TOKYU CORPORATION
June 2010	Senior Managing Director & Representative Director of TOKYU CORPORATION
April 2011	President & Representative Director of TOKYU CORPORATION
April 2018	Chairman & Representative Director of TOKYU CORPORATION (incumbent)
June 2019	President & CEO of THREE HUNDRED CLUB CO., LTD. (incumbent) Member of the Board of Directors (Outside Director) of the Company (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

Having served in various important positions, including President & Representative Director of TOKYU CORPORATION, Mr. Nomoto has advanced knowledge and wisdom as a corporate manager, and actively promotes sustainability management. He also has abundant experience mainly in the areas of real estate, life services, IT and digital technology. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Nomoto currently serves as Chairman & Representative Director of TOKYU CORPORATION, with which the Company had business accounting for less than 1% of TOKYU CORPORATION's consolidated net sales and the Company's consolidated gross profit in fiscal year 2023. In light of this, among other reasons, such relationship would not affect his independence from the Company.

Important status in other companies

Chairman & Representative Director of TOKYU CORPORATION
Director of Tokyu Fudosan Holdings Corporation
President & CEO of THREE HUNDRED CLUB CO., LTD.
Outside Director of TOEI COMPANY, LTD.



Number	Mari Elka Pangestu	Date of Birth: October 23, 1956 (Age: 67)	Newly Elected
6		*As of the date of assumption of office.	Outside / Independent

Type and Number of Company's Shares Owned   Ordinary Shares 0

Message to MUFG Shareholders

After a career in academia and policy think tank with the University of Indonesia and Centre for Strategic and International Studies, Indonesia, I served as Minister of Trade and Minister of Tourism and Creative Economy of the Republic of Indonesia, and then as Managing Director of the World Bank in charge of Development Policy and Partnerships. I intend to use my expertise and vast experience in the areas of macro economy, trade and investment, finance, development and sustainability issues I have accumulated over my career and endeavor to contribute to increasing the corporate value of MUFG over the medium and longer term as MUFG becomes increasingly global, especially to capture economic growth in Asia, and in meeting its sustainability and carbon neutrality goals.

Career summary	
August 1986	Joined Centre for Strategic and International Studies Indonesia
July 1987	Research Coordinator, Program For Financial Policy and Training of Ministry of Finance, the Republic of Indonesia
	Deputy Director of Inter University Center, Economics, University of Indonesia
November 1991	Program Coordinator for Trade Policy Forum, Pacific Economic Cooperation Council
January 1997	Executive Director of Centre for Strategic and International Studies Indonesia
October 2004	Minister of Trade of the Republic of Indonesia
October 2011	Minister of Tourism and Creative Economy of the Republic of Indonesia
March 2015	Professor of International Economics, University of Indonesia
March 2020	Managing Director of Development Policy and Partnerships, the World Bank
July 2023	Independent Non-executive Director of AIA Group Limited (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

Having served in various important positions, including Minister of Trade and Minister of Tourism and Creative Economy of the Republic of Indonesia, and Managing Director of the World Bank (mainly in charge of Development Economics Vice Presidency), Ms. Pangestu has expertise in the areas of finance, economy, and public policy. She also has abundant experience in the area of sustainability by having addressed global social issues at international and government institutions leveraging her extensive work experience. The Company proposes her election as outside director since she is expected to contribute to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Important status in other companies

Independent Non-executive Director of AIA Group Limited



| | Number **7** | Hiroshi Shimizu | Date of Birth: January 30, 1961 (Age: 63) | **Newly Elected** Outside / Independent |

*As of the date of assumption of office.

Type and Number of Company's Shares Owned   Ordinary Shares 0

Message to MUFG Shareholders

I have mainly been involved in group strategy planning, earning management, product development, core system integration, investment and asset management at Nippon Life Insurance Company. Currently serving as its President, I am striving to "promote customer-oriented business operations" and "achieve a sustainable society that is safe and peaceful" to underpin growth. For MUFG to tackle diverse issues and continue to be the most trusted financial group in the future even in these times of significant change in the global socio-economic structure, I would like to make use of what knowledge and experience I have accumulated in the financial industry that we share and help achieve MUFG's purpose, "Committed to empowering a brighter future." Through these efforts, I would like to contribute to the enhancement of MUFG's corporate value.

Career summary	
April 1983	Joined Nippon Life Insurance Company
March 2009	Executive Officer, General Manager, Corporate Planning Department of Nippon Life Insurance Company
March 2012	Managing Executive Officer, General Manager, Corporate Planning Department of Nippon Life Insurance Company
July 2013	Director and Managing Executive Officer of Nippon Life Insurance Company
March 2014	Director and Managing Executive Officer, General Manager, Head office 1st Corporate Marketing Dept., Head office 3rd Corporate Marketing Dept., Head Office East Japan Corporate Marketing Dept. of Nippon Life Insurance Company
July 2014	Managing Executive Officer of Nippon Life Insurance Company
March 2016	Senior Managing Executive Officer of Nippon Life Insurance Company
July 2016	Director and Senior Managing Executive Officer of Nippon Life Insurance Company
April 2018	President of Nippon Life Insurance Company (incumbent)
June 2021	Outside Director of FUJI KYUKO CO., LTD. (incumbent)
	Independent Outside Director of TOKYU CORPORATION (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

Having served in various important positions, including Director, Senior Managing Executive Officer (Supervises Investment Management Unit, Responsible for Finance & Investment Planning Dept.) of Nippon Life Insurance Company, and currently as its President, Mr. Shimizu has advanced knowledge and wisdom as a corporate manager, and actively promotes sustainability management. He also has expertise in finance and abundant experience mainly in the areas of IT and digital technology. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Shimizu currently serves as President of Nippon Life Insurance Company, with which the Company had business accounting for less than 1% of Nippon Life Insurance Company's ordinary income and the Company's consolidated gross profit in fiscal year 2023. In light of this, among other reasons, such relationship would not affect his independence from the Company.

Important status in other companies

President of Nippon Life Insurance Company
Outside Director of FUJI KYUKO CO., LTD.
Independent Outside Director of TOKYU CORPORATION
Chairperson of the Life Insurance Association of Japan



	Number 8	David Sneider	Date of Birth: July 25, 1957 (Age: 66)	Reelected
			*As of the date of assumption of office.	Number of Years in Office as Outside Director 1 year
				Outside / Independent

Type and Number of Company's Shares Owned	Ordinary Shares 0		
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors	Meeting of the Board of Directors	8/8 (100%)
	Member of the Risk Committee		

Career summary

December 1984	Associate of Paul, Weiss, Rifkind, Wharton & Garrison LLP
June 1985	Registered as an attorney at law, admitted in State of New York in the United States
July 1987	Director and Counsel of Legal Department, Salomon Brothers Inc.
February 1992	Associate of Simpson Thacher & Bartlett LLP
January 1994	Partner of Simpson Thacher & Bartlett LLP
June 2022	Outside Director of PHC Holdings Corporation (incumbent)
June 2023	Member of the Board of Directors (Outside Director) of the Company (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

Mr. Sneider has extensive experience as an attorney and professional insight on the fields of corporate legal affairs and successful mergers, acquisitions, divestiture and takeover transactions. The Company proposes his election as outside director since he is expected to contribute extensive global outlook to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Although Mr. Sneider served as a Partner of Simpson Thacher & Bartlett LLP, he left the Firm in December 2021, and has not been involved in its management after resignation. In light of this and other reasons, such relationship would not affect his independence from the Company.

Important status in other companies

Outside Director of PHC Holdings Corporation



Number **9**	**Koichi Tsuji**	Date of Birth: April 10, 1957 (Age: 67) *As of the date of assumption of office.	**Reelected**
			Number of Years in Office as Outside Director 3 years
			Outside | Independent

Type and Number of Company's Shares Owned — Ordinary Shares 0

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.			
Member of the Board of Directors	Meeting of the Board of Directors	9/9 (100%)
Member of the Audit Committee (Chairperson)	Audit Committee	16/16 (100%)

Career summary

October 1984	Joined Peat, Marwick, Mitchell & Company
September 1988	Registered as Certified Public Accountant in Japan
February 1989	Resident Representative, Zurich, Switzerland
July 2004	Senior Partner of Ernst & Young Shin Nihon LLC
February 2016	Chairman & CEO of Ernst & Young ShinNihon LLC
July 2019	Chairman & CEO of EY Japan Godo Kaisha Member of the Board of Directors of EY Japan Co., Ltd.
June 2021	Member of the Board of Directors (Outside Director) of the Company (incumbent)
June 2023	Outside Statutory Auditor of TEIJIN LIMITED (incumbent) Outside Director of MARUICHI STEEL TUBE LTD. (incumbent)

Reason for proposing as candidate for Outside Director and expected roles

Mr. Tsuji has abundant experience as a Certified Public Accountant and professional insight in accounting and auditing. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Although Mr. Tsuji had been Chairman & CEO of Ernst & Young ShinNihon LLC in the past, he resigned from the post in June 2019. Following his resignation from Ernst & Young ShinNihon LLC, he had been Chairman & CEO of EY Japan Godo Kaisha, but he resigned from the post in June 2021 and is no longer involved in its management. In light of this, among other reasons, such relationship would not affect his independence from the Company.

Important status in other companies

Outside Statutory Auditor of TEIJIN LIMITED
Outside Director of MARUICHI STEEL TUBE LTD.



Number **10**	Kenichi Miyanaga	Date of Birth: February 25, 1960 (Age: 64)

*As of the date of assumption of office.

Reelected
Number of Years in Office as Director 3 years
Non-Executive

Type and Number of Company's Shares Owned

Ordinary Shares   183,678
Dilutive Shares*   31,580
*The number of corresponding vested points in the stock compensation system using a trust structure

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors	Meeting of the Board of Directors	9/9 (100%)
	Member of the Audit Committee	Audit Committee	16/16 (100%)

Career summary

The Company
June 2017   Managing Executive Officer
June 2021   Member of the Board of Directors (incumbent)

Subsidiaries, etc.
April 1982   Joined The Toyo Trust and Banking Company, Limited
June 2009   Executive Officer of Mitsubishi UFJ Trust and Banking Corporation (hereafter "the Trust Bank")
June 2013   Director and Managing Executive Officer of the Trust Bank
June 2016   Senior Managing Executive Officer of the Trust Bank
June 2017   Director, Deputy President, and Executive Officer of the Trust Bank

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of the Trust Bank in 2009, Mr. Miyanaga has served as General Manager, Assistant to officer of Investment Planning Division, General Manager of Overseas Asset Management Division, Deputy Department Manager of Institutional Business Department, General Manager of Securities Transfer Agency Business and CAO at the Trust Bank, and Group Deputy CAO of the Company. At present, he is a Member of the Board of Directors, Member of the Audit Committee (Full-Time) of the Company.
He is thoroughly familiar with the Group's businesses and possesses abundant business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies
None



Number **11**	Ryoichi Shinke	Date of Birth: December 8, 1965 (Age: 58)	Reelected
		*As of the date of assumption of office.	Number of Years in Office as Director 1 year
			Non-Executive

Type and Number of Company's Shares Owned	Ordinary Shares 1,100

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors	Meeting of the Board of Directors	8/8 (100%)
	Member of the Audit Committee	Audit Committee	10/10 (100%)

Career summary

The Company
May 2020   Managing Executive Officer
June 2023   Member of the Board of Directors (incumbent)

Subsidiaries, etc.
April 1988   Joined The Sanwa Bank, Limited
June 2014   Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd.
May 2018   Managing Executive Officer of MUFG Bank
April 2022   Senior Managing Executive Officer of MUFG Bank

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank) in 2014, Mr. Shinke has served as General Manager of Global Business Division, General Manager of Corporate Banking Division for Asia and Oceania, Regional Executive for India, Group Head, Corporate Banking Group No. 2, and Deputy Regional Executive for the Americas and Managing Director, Deputy Head of New York Branch. At present, he is a Member of the Board of Directors, Member of the Audit Committee (Full-Time) of the Company.

He is thoroughly familiar with the Group's businesses and possesses abundant business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies

None



	Number **12**	Kanetsugu Mike	Date of Birth: November 4, 1956 (Age: 67)	**Reelected**
			*As of the date of assumption of office.	Number of Years in Office as Director 7 years

Type and Number of Company's Shares Owned | Ordinary Shares 292,062
Dilutive Shares* 133,731
*The number of corresponding vested points in the stock compensation system using a trust structure

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors Chairman (Corporate Executive)	Meeting of the Board of Directors	9/9 (100%)

Career summary	
The Company	
June 2005	Executive Officer
May 2011	Managing Executive Officer
May 2016	Senior Managing Corporate Executive
June 2017	Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive)
April 2019	Member of the Board of Directors, President & Group CEO (Representative Corporate Executive)
April 2020	Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive)
April 2021	Member of the Board of Directors, Chairman (Corporate Executive) (incumbent)
Subsidiaries, etc.	
April 1979	Joined The Mitsubishi Bank, Limited
June 2005	Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd.
May 2009	Managing Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter "the Bank")
June 2011	Member of the Board of Directors, Managing Executive Officer of the Bank
May 2013	Senior Managing Executive Officer of the Bank
October 2015	Executive Chairman of MUFG Americas Holdings Corporation
	Executive Chairman of MUFG Union Bank, N.A.
May 2016	Deputy President of the Bank
June 2016	Member of the Board of Director, Deputy President of the Bank
June 2017	President & CEO of the Bank

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd. (current the Bank) in 2005, Mr. Mike has served as General Manager of the Business & Systems Integration Division, Chief Executive of Corporate Services, Co-Chief Executive of the Global Business Unit and President & CEO. He also served as Director of Bank of Ayudhya Public Company Limited, Executive Chairman of MUFG Americas Holdings Corporation, Executive Chairman of MUFG Union Bank, N.A., Group Head of the Global Business Group, and President & Group CEO (Representative Corporate Executive) of the Company. At present, he is Member of the Board of Directors, Chairman (Corporate Executive) of the Company.

He is thoroughly familiar with the Group's businesses and possesses abundant business experience and extensive knowledge necessary to manage the Group in an appropriate manner. He is also committed to sustainability management, taking the initiative as a management executive of the Company. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies

Outside Director of MITSUBISHI MOTORS CORPORATION
Outside Auditor of Tokyo Kaikan Co., Ltd.



Number **13**	Hironori Kamezawa	Date of Birth: November 18, 1961 (Age: 62)	Reelected
		*As of the date of assumption of office.	Number of Years in Office as Director 5 years

Type and Number of Company's Shares Owned	Ordinary Shares 69,639 Dilutive Shares* 410,951 *The number of corresponding vested points in the stock compensation system using a trust structure

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors President & Group CEO (Representative Corporate Executive)	Meeting of the Board of Directors	9/9 (100%)
	Member of the Nominating and Governance Committee	Nominating and Governance Committee	10/10 (100%)
	Member of the Compensation Committee	Compensation Committee	7/7 (100%)

Career summary

The Company

June 2010	Executive Officer
May 2014	Managing Executive Officer
May 2017	Managing Corporate Executive
May 2018	Senior Managing Corporate Executive
April 2019	Deputy President (Representative Corporate Executive)
June 2019	Member of the Board of Directors, Deputy President (Representative Corporate Executive)
April 2020	Member of the Board of Directors, President & Group CEO (Representative Corporate Executive) (incumbent)

Subsidiaries, etc.

April 1986	Joined The Mitsubishi Bank, Limited
June 2010	Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter "the Bank")
May 2014	Managing Executive Officer of the Bank
June 2017	Member of the Board of Directors, Managing Executive Officer of the Bank
May 2018	Member of the Board of Directors, Senior Managing Executive Officer of the Bank
December 2018	Representative of the Board of Directors & CEO of Global Open Network, Inc.
April 2019	Member of the Board of Directors, Deputy President of the Bank
	Representative of the Board of Directors & CEO of Global Open Network Japan, Inc.
April 2020	Member of the Board of Directors of the Bank (incumbent)

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd. (currently the Bank) in 2010, Mr. Kamezawa has served as General Manager of Credit Policy & Planning Division, General Manager of Global Markets Planning Division, and Deputy Chief Executive of Regional Headquarters for the Americas, General Manager of New York Branch (concurrently seconded to MUFG Union Bank, N.A.), and Deputy President and CDTO. He also served as Managing Director, Head of Investment and Credit Policy & Planning Division, Deputy Managing Director for the Americas, and Deputy Chairman (Representative Corporate Executive), Group COO & Group CDTO of the Company. At present, he is Member of the Board of Directors, President & Group CEO (Representative Corporate Executive) of the Company, concurrently serving as Member of the Board of Directors of MUFG Bank, Ltd.

He is thoroughly familiar with the Group's businesses and possesses abundant business experience and extensive knowledge necessary to manage the Group in an appropriate manner. He is also committed to sustainability management, taking the initiative as a management executive of the Company. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies

Member of the Board of Directors of MUFG Bank, Ltd.

Director of Morgan Stanley



Number **14**	Iwao Nagashima	Date of Birth: March 15, 1963 (Age: 61)	Reelected
		*As of the date of assumption of office.	Number of Years in Office as Director 4 years

Type and Number of Company's Shares Owned	Ordinary Shares 129,081 Dilutive Shares* 333,291 *The number of corresponding vested points in the stock compensation system using a trust structure

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors	Meeting of the Board of Directors	9/9 (100%)

Career summary

The Company
June 2013	Executive Officer
June 2015	Managing Executive Officer
April 2019	Senior Managing Corporate Executive
April 2020	Deputy Chairman (Representative Corporate Executive)
June 2020	Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive)
April 2022	Member of the Board of Directors (incumbent)

Subsidiaries, etc.
April 1985	Joined the Mitsubishi Trust and Banking Corporation
June 2011	Executive Officer of Mitsubishi UFJ Trust and Banking Corporation (hereafter "the Trust Bank")
June 2013	Managing Executive Officer of the Trust Bank
June 2015	Director and Managing Executive Officer of the Trust Bank
June 2016	Director and Senior Managing Executive Officer of the Trust Bank
April 2019	Director, Deputy President, and Executive Officer of the Trust Bank
	President and CEO of MU Trust Apple Planning Company, Ltd.
April 2020	President and CEO of the Trust Bank (incumbent)

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of the Trust Bank in 2011, Mr. Nagashima has served as General Manager of the Securities Investment Division, General Manager of the Corporate Planning Division, Chief Executive of the Market and Global Business Unit, Deputy President and Executive Officer, CHRO and CDTO of the Trust Bank. He also served as Deputy Group Head of the Global Markets Business Group and Group CHRO and Group Deputy CDTO of the Company. At present, he is a Member of the Board of Directors of the Company, concurrently serving as President and CEO of the Trust Bank.

He is thoroughly familiar with the Group's businesses and possesses abundant business experience and extensive knowledge necessary to manage the Group in an appropriate manner. He is also committed to sustainability management, taking the initiative as a management executive of a major subsidiary of the Company. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies

President and CEO of Mitsubishi UFJ Trust and Banking Corporation



	Number **15**	Junichi Hanzawa	Date of Birth: January 19, 1965 (Age: 59)	**Reelected**
			*As of the date of assumption of office.	Number of Years in Office as Director 3 years

Type and Number of Company's Shares Owned

Ordinary Shares 58,900
Dilutive Shares* 218,638
*The number of corresponding vested points in the stock compensation system using a trust structure

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors	Meeting of the Board of Directors	9/9 (100%)

Career summary

The Company

June 2014	Executive Officer
April 2019	Managing Corporate Executive
April 2021	Deputy Chairman (Representative Corporate Executive)
June 2021	Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive)
April 2022	Member of the Board of Directors (incumbent)

Subsidiaries, etc.

April 1988	Joined The Mitsubishi Bank, Limited
June 2014	Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter "the Bank")
May 2018	Managing Executive Officer of the Bank
June 2019	Member of the Board of Directors, Managing Executive Officer of the Bank
April 2021	President & CEO of the Bank (incumbent)

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (currently the Bank) in 2014, Mr. Hanzawa has served as General Manager of Corporate Planning Division, Group Head of Nagoya Corporate Banking Group, and CCO of the Bank. He also served as General Manager of Corporate Planning Division, and Group CCO of the Company. At present, he is a Member of the Board of Directors of the Company, concurrently serving as President & CEO of the Bank.

He is thoroughly familiar with the Group's businesses and possesses abundant business experience and extensive knowledge necessary to manage the Group in an appropriate manner. He is also committed to sustainability management, taking the initiative as a management executive of a major subsidiary of the Company. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies

President & CEO of MUFG Bank, Ltd.



Number **16**	Makoto Kobayashi	Date of Birth: February 22, 1962 (Age: 62)	Reelected
		*As of the date of assumption of office.	Number of Years in Office as Director 2 years

Type and Number of Company's Shares Owned	Ordinary Shares 153,058 Dilutive Shares* 42,015 *The number of corresponding vested points in the stock compensation system using a trust structure

Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.	Member of the Board of Directors	Meeting of the Board of Directors	9/9 (100%)

Career summary	Reason for proposing as candidate for Director
The Company July 2015 — Executive Officer July 2018 — Managing Executive Officer June 2022 — Member of the Board of Directors (incumbent) **Subsidiaries, etc.** April 1985 — Joined The Mitsubishi Bank, Limited June 2011 — Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter "the Bank") May 2015 — Managing Executive Officer of the Bank July 2018 — Managing Executive Officer of Mitsubishi UFJ Securities Holdings Co., Ltd. October 2018 — Managing Executive Officer of Mitsubishi UFJ Trust and Banking Corporation April 2020 — Senior Managing Executive Officer of Mitsubishi UFJ Securities Holdings Co., Ltd. Deputy President of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. June 2020 — Member of the Board of Directors, Senior Managing Executive Officer of Mitsubishi UFJ Securities Holdings Co., Ltd. June 2021 — Member of the Board of Directors, Deputy President of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. April 2022 — President & Global CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. (incumbent) President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (incumbent)	Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (currently the Bank) in 2011, Mr. Kobayashi has served as General Manager of the Structured Finance Division and Group Head of Financial Solutions Group of the Bank, Deputy General Managing Officer of Corporate Planning Division and Global CSO of Mitsubishi UFJ Securities Holdings Co., Ltd. and Officer in charge of Financial Solutions Unit of the Company. At present, he a Member of the Board of Directors of the Company, concurrently serving as President of Mitsubishi UFJ Securities Holdings Co., Ltd. and President of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. He is thoroughly familiar with the Group's businesses and possesses abundant business experience and extensive knowledge necessary to manage the Group in an appropriate manner. He is also committed to sustainability management, taking the initiative as a management executive of major subsidiaries of the Company. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors' decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Important status in other companies
President & Global CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

(Notes)
1. The Company has entered into limited liability agreements with directors who are non-executive directors. Ms. Mariko Fujii, Ms. Keiko Honda, Mr. Kaoru Kato, Ms. Satoko Kuwabara, Mr. Hirofumi Nomoto, Mr. David Sneider, Mr. Koichi Tsuji, Mr. Kenichi Miyanaga and Mr. Ryoichi Shinke in accordance with the provision set forth in Article 427, Paragraph 1 of the Companies Act. The Company will also enter into limited liability agreements with Ms. Mari Elka Pangestu and Mr. Hiroshi Shimizu. The content of limited liability agreement is as follows.

(Summary of the content of the Limited Liability Agreement)

With respect to the liability set forth in Articles 423, Paragraph 1 of the Companies Act, when an outside director acts in good faith and is not grossly negligent in conducting an outside director's duties, the outside director shall assume liability for damages limited by the greater of ¥10 million or the minimum liability amount prescribed in Articles 425, Paragraph 1 of the Companies Act.

2. The Company has signed a directors' and officers' liability insurance policy with the directors and officers of the Company and MUFG Bank, Ltd. as insured parties, as stipulated in Article 430-3, Paragraph 1 of the Companies Act. This insurance policy covers legal damages and dispute costs borne by the insured parties, and the two aforementioned companies shall bear the cost of all insurance premiums. If each candidate becomes a director, they shall be insured under this insurance policy, which is scheduled for renewal with the same content in July 2024.

3. Although Ms. Mariko Fujii, Ms. Keiko Honda, Ms. Satoko Kuwabara, Ms. Mari Elka Pangestu and Mr. David Sneider have not been directly involved in the management of a corporation, except as outside director or outside corporate auditor, the Company believes that they are well qualified to act as outside directors as stated in the "Reason for proposing as candidate for Outside Director and expected roles" for each candidate.

4. The Company designated Ms. Mariko Fujii, Ms. Keiko Honda, Mr. Kaoru Kato, Ms. Satoko Kuwabara, Mr. Hirofumi Nomoto, Mr. David Sneider and Mr. Koichi Tsuji as independent directors provided for by Tokyo Stock Exchange, Inc., and has notified the Tokyo Stock Exchange, Inc. to that effect. The Company also intends to designate Ms. Mari Elka Pangestu and Mr. Hiroshi Shimizu as independent directors and notify the Tokyo Stock Exchange, Inc. to that effect. In addition, they meet the Company's "Independence Standards for Outside Directors."

5. Mr. Hironori Kamezawa is the Representative Corporate Executive of the Company.

6. Mr. Makoto Kobayashi serves concurrently as President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. There is a business relationship, etc. with respect to financial instruments such as shares and bonds between the Company and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

7. There are no special interests between each of the other candidates and the Company.

8. Attendance at meeting of the board of directors, etc. for Mr. David Sneider and Mr. Ryoichi Shinke refers to the meetings held after they assumed the post of Member of the Board of Directors in June 2023.

9. Upon approval of this Item of Business, the structure of the Board of Directors, including the composition of individual committees, will be as shown on the following page.

The framework of the Board of Directors and the knowledge, expertise and experience of each Director, after this proposal is approved

[**Nominating**], [**Compensation**], [**Audit**], and [**Risk**] by a name indicates that the person is the Chairperson of the respective Committee.

Name			Knowledge, expertise and experience						
			Corporate management	Finance	Finance & accounting	Legal affairs	Global	IT/digital	Sustainability
Outside Independent	Mariko Fujii	Nominating Compensation [Risk]		●			●		
Outside Independent	Keiko Honda	Audit		●			●		●
Outside Independent	Kaoru Kato	Nominating Compensation Audit	●					●	●
Outside Independent	Satoko Kuwabara	Nominating [Compensation]				●	●		●
Outside Independent	Hirofumi Nomoto	[Nominating] Compensation	●					●	●
Outside Independent	Mari Elka Pangestu	Risk		●			●		●
Outside Independent	Hiroshi Shimizu	Risk	●	●				●	●
Outside Independent	David Sneider	Risk				●	●		
Outside Independent	Koichi Tsuji	[Audit]			●		●		
Non-Executive	Kenichi Miyanaga	Audit	Thoroughly familiar with the Group's businesses and possess the abilities necessary to manage the Group in an appropriate manner				●		
Non-Executive	Ryoichi Shinke	Audit					●		
	Kanetsugu Mike						●	●	●
	Hironori Kamezawa	Nominating Compensation					●	●	●
	Iwao Nagashima						●		●
	Junichi Hanzawa								●
	Makoto Kobayashi						●		●

Outside: Outside Director

Non-Executive: A non-executive director, who does not concurrently serve as corporate executive, executive officer, employee or executive directors of the Company or its subsidiaries (excluding outside directors)

Independent: Independent director provided for by Tokyo Stock Exchange, Inc.

Nominating: Member of the Nominating and Governance Committee (which constitutes a Nominating Committee under the Companies Act)

Audit: Member of the Audit Committee

Compensation: Member of the Compensation Committee

Risk: Member of the Risk Committee

(Reference) Corporate Governance Highlight

1. Corporate Governance Structure (As of March 31, 2024)



General Meeting of Shareholders
Independent Auditors
Mitsubishi UFJ Financial Group
Oversight
Board of Directors
Non-Executive Directors (10)
Executive Directors (5)
Committees under the Companies Act
Nominating and Governance Committee
Compensation Committee
Audit Committee
Reporting Assessment
Risk Committee
U.S. Risk Committee*
Internal Directors
Outside Directors
Internal, Non-Executive
Chairperson
* Established based on the Prudential Regulations
Execution
Executive Committee
President & Group CEO
Committees, etc.
Global Advisory Board
Accounting audit
Officers in Charge Business Groups
Officers in Charge Corporate Staff Units
Officers in Charge Corporate Risk Management Units
Audit
Officers in Charge Internal Audit Division
Reporting Instruction
MUFG Bank, Ltd.
Mitsubishi UFJ Trust and Banking Corporation
Mitsubishi UFJ Securities Holdings Co., Ltd.
and others
General Meeting of Shareholders
Board of Directors
Audit & Supervisory Committee
Cooperation
* Independent Auditors separately appointed for the Bank, the Trust Bank, and Securities

Characteristics of the Company's Corporate Governance Structure

- Oversight function of the Board of Directors is strengthened with the "company with three committees" structure to secure functional separation between management supervision and business execution
- The majority of the Board of Directors consists of Outside Directors to ensure that decisions are made from an outside perspective.
- All the committees under the Board of Directors are chaired by Outside Directors

2. Evaluation Framework of the Board of Directors' Operations

Every year since 2013, the Company has retained external consultants to evaluate the Board of Directors ("the Board"). These consultants conduct questionnaire surveys and interviews with all of the Directors regarding the purpose, composition/expertise, agendas/discussions, and the promotion of reform of the Board, as well as self-assessment of each Director. The results of these questionnaire surveys and interviews are reported to and discussed by the Nominating and Governance Committee and the Board.

The fiscal year 2023 evaluation confirmed that the effectiveness of the Board continues to be ensured as a result of continuing to work to improve its operations and frameworks, which were issues that had been identified in the previous fiscal year. Also in fiscal year 2023, the Board discussed important themes such as mapped material issues and items requiring particular priority (such as the Medium-term Business Plan and Sustainability) and held extensive discussions based on the knowledge, expertise and experience of each Director, incorporating external viewpoints, all of which enhanced the effectiveness of monitoring functions in the Board.

As specific initiatives for fiscal year 2023, we launched new informal sessions limited to the Chairman, CEO and Outside Directors, as well as held recurring meetings for opinion exchange between the CEOs of the three major subsidiaries, the Bank, the Trust Bank and Securities, and Outside Directors. These efforts deepened mutual understanding through frank communication among Directors, and helped foster an atmosphere for further enhancing effectiveness. We also continued initiatives to further develop the monitoring function of the Board by holding study sessions for Directors inviting external experts.

MUFG has identified these efforts as being firmly connected to improving effectiveness, and based on the determination that the existing framework will function as intended in the fiscal year 2024, will continue to work on improvements to further enhance functions of the Board.

Initiatives to enhance effectiveness of the Board of Directors



Fiscal 2022 evaluation
Fiscal 2023 initiatives
Fiscal 2023 evaluation
Progress
Efficiency of the Board of Directors' operations has improved and the effectiveness continued to be ensured
Issues to be addressed
Room for more ongoing improvement (Board operations, systems, etc.)
• Launched new informal sessions for opinion exchange limited to the chairman of the Board, CEO and Outside Directors, and continued meetings for opinion exchange among the heads of the Bank, the Trust Bank and Securities, and Outside Directors
• Improved feedback on discussions at Board of Directors meetings of the Bank, the Trust Bank and Securities
• Devising ways to explain agendas (revision of the agenda item sheet) and making effective use of pre-briefing sessions before meetings
• Held study sessions inviting external experts (on the role of the Board of Directors in the monitoring model)
Progress
• Facilitated frank, active communication and mutual understanding among directors, fostering an atmosphere for further enhancing the effectiveness of the Board
• The quality of the Board of Directors' discussions improved, and monitoring functioned effectively in relation to important agenda items such as the formulation of the next Medium-term Business Plan, sustainability, and other issues
• Confirmed that the Board is currently sufficiently functioning effectively as a result of years of commitment to improve effectiveness
Issues to be addressed
Continuous improvement for further enhancement of the Board functions (operations, systems, improving efficiency, etc.)
Major Board agendas in FY2023 (meetings held: 9, entire attendance ratio: 100%, attendance ratio of outside directors: 100%)
Key strategies under the Medium-term Business Plan
•Formulation of the Medium-term Business Plan for FY2024
•Promotion of sustainability management
•MUFG Climate Report2024
•Progress in corporate culture reforms
•Digital transformation strategy
•Wealth management •Asia businesses
•Asset management business (global AM/IS)
•Strengthening partnership with Morgan Stanley
Financial
•Progress in FY2023 annual business plan
•Management conscious of capital costs and stock prices
Governance
•Reports from CRO, CCO and other C-Suite
•Recognition of current risk status and initiatives undertaken in each risk field
•Status of compliance-related initiatives, including the Code of Conduct
•Measures to reduce strategic shareholdings
•Evaluation of the Board of Directors' effectiveness

3. Main Agenda Items for Fiscal Year 2023 in Each Committee

Nominating and Governance Committee (Meetings held: 10 times)
- ■ Proposals to be submitted to the General Meeting of Shareholders with regard to the nomination of Director candidates
- ■ Matters related to candidates for major management positions in the holding company
- ■ Corporate governance policies and frameworks
- ■ Annual evaluation of the Board of Directors and Committees under the Board of Directors, etc.

Composition of the Committee
Chairperson
Hirofumi Nomoto Outside
4 out of 5 members are Outside Directors

Compensation Committee (Meetings held: 7 times)
- ■ Review of compensation systems for officers at the holding company and major subsidiaries
- ■ Verification and review of policies for the determination of compensation
- ■ Compensation market (including links to ESG metrics) status
- ■ Evaluation of bonuses for the President and CEO, etc. for fiscal year 2022 and setting of targets for fiscal year 2023
- ■ Individual compensation for Directors and Corporate Executives

Composition of the Committee
Chairperson
Satoko Kuwabara Outside
4 out of 5 members are Outside Directors

Audit Committee (Meetings held: 16 times)

- ■ Conducting an audit on the execution by the members of the Board and the corporate executive officers of their respective duties and responsibilities, pursuant to the provisions of the Companies Act of Japan (Companies Act audit)
- ■ Oversight of the operations of the Group by overseeing (1) financial reporting, (2) risk management and internal controls, (3) compliance, (4) internal audits, and (5) external audits
- ■ Regular meetings with the President & Group CEO and the Presidents & CEOs of the Company's major subsidiaries concerning key issues related to Group management
- ■ Regular meetings with the members of audit and supervisory committees and the like of the Company's major subsidiaries
- ■ Performing audit of overseas operational bases and conducting interviews with the relevant local supervisory authorities

Composition of the Committee
Chairperson
Koichi Tsuji   Outside
3 out of 5 members are Outside Directors

Risk Committee (Meetings held: 4 times)

- ■ Review of the Medium-term Business Plan and initiatives for the next Medium-term Business Plan
- ■ Responses to climate change
- ■ Restructuring of rating system
- ■ Implementation of framework on investment
- ■ Update on initiatives to ensure appropriate capital management

Composition of the Committee
Chairperson
Mariko Fujii   Outside
3 out of 4 members are Outside Directors

4. Strategic shareholdings

■ Strategic shareholdings policy
MUFG has adopted a basic policy, taking into account shareholding risk, capital efficiency and international financial regulations, shall reduce the amount of shares held for the purpose of strategic investment*, following sufficient consultation with the relevant corporate business clients.

* "Shares held for the purpose of strategic investment" refers to shares held for the purpose of increasing the medium- to long-term economic profits of MUFG, the Bank and the Trust Bank through maintaining and expanding comprehensive business relations with our corporate business clients.

■ Efforts to reduce Strategic shareholdings[1]

In fiscal year 2023, we divested strategic shareholdings worth approximately ¥216.0 billion (simple sum of the Bank and the Trust Bank on an acquisition-cost basis), bringing the cumulative total amount of strategic shareholdings divested over the three-year period from fiscal year 2021 to fiscal year 2023 to approximately ¥539.0 billion, and achieved the divestment target of ¥500.0 billion under the previous Medium-term Business Plan.

The target over the three-year period from fiscal year 2024 to fiscal year 2026 is to divest strategic shareholdings worth ¥350.0 billion. This target amount accounts for a similar proportion of the book value at the beginning of the period compared to that of the previous Medium-term Business Plan, and we will maintain this pace of divestment. Also, during the period of next Medium-term Business Plan which will begin in fiscal year 2027, we will aim to reduce the ratio of the balance of strategic shareholdings to consolidated net assets on a market value basis to below 20%.



(Reference) Number of issues held and amounts recorded on the balance sheets (Disclosed in "Status of Shareholdings" in the Securities Report)[5]

Equity securities held for purposes other than pure investment		End of March 2021	End of March 2022	End of March 2023	End of March 2024
Number of issues (Issues)	Listed	1,306	1,189	1,110	999
	Unlisted	1,113	1,078	1,057	1,038
Total amounts recorded on balance sheets (Millions of yen)	Listed	4,381,964	4,007,671	3,894,700	4,902,685
	Unlisted	185,935	134,208	190,450	266,241

[1] Total amount of sale
[2] Acquisition price of domestic equity securities in the category of "other securities" with market value (consolidated)
[3] The total balance of domestic equity securities (consolidated) in available-for-sale securities and deemed equity holdings stated in the annual securities report
[4] All periods are based on net assets as of March 31, 2024.
[5] Stocks held by MUFG Bank, Ltd.

■ Examination of significance and economic rationale of shareholdings
Shares held for the purpose of strategic investment will be examined for their significance and economic rationale from the perspectives of our corporate business clients' growth and earnings and the strengthening of business relations. We shall proceed with divesting those shareholdings for which there is insufficient rationale, after securing an understanding of the relevant corporate business clients.
Economic rationale is examined based on overall business RORA[1] target value, which is set based on MUFG's capital costs. Some shareholdings in the past were categorized as "continue holding" even if they were judged to have insufficient economic rationale. From fiscal year 2024, we will automatically categorize them as "negotiate for sale" to accelerate the process.



[1]   Overall business RORA (Return on Risk-Weighted Assets) is calculated by dividing Profit (Income from banking transactions and trust banking transactions with a concerned business partner group as well as stock dividends from the said group – Expected loss – Expenses etc.) by risk assets (total value of credits and shares) which are based on the internal rating based approach in comply with the capital adequacy requirements. In addition, risk asset shares are calculated based on market values.
[2]   Even where there is sufficient rationale, we may sell those shareholdings in accordance with our basic policy of reducing strategic shareholdings, taking into account, among other things, the market environment and our business and financial strategy.

■ Standards with respect to the exercise of voting rights
We will make comprehensive decisions on every proposal for the agenda of a shareholders meeting after confirming the following two points.
(i)   Will it increase the medium- to long-term corporate value and lead to continuous growth including ESG[1] elements of the relevant corporate business client?
(ii)   Will it increase the medium- to long-term economic profits of MUFG, the Bank and the Trust Bank?
Significant agenda[2] will be determined through communication with the relevant corporate business client, etc. as necessary. The status of the exercise of voting rights of the most important strategic shareholdings will be reported to MUFG's Board of Directors.

[1]   Environmental (E), Social (S) and Governance (G)
[2]   Agenda on disposal of surplus, election of directors or corporate auditors, election of outside directors or outside corporate auditors, retirement benefits for corporate auditors, organizational restructure takeover defense, etc.

<Proposal by Shareholders (from Third Item of Business to Fourth Item of Business)>

The Third Item of Business and the Fourth item of Business are proposed jointly by three shareholders.

<Proposal by Shareholders>

Third Item of Business   Partial amendment to the Articles of Incorporation (Director competencies for the effective management of climate-related business risks and opportunities)

1.   Details of the proposal

The following clause shall be added to the Articles of Incorporation:

Chapter V: "Directors and Board of Directors"
Clause x: Director Nomination (Director competencies for the effective management of climate-related business risks and opportunities)

To promote the long-term success of the Company, given the risks and opportunities associated with climate change, the Company shall establish and disclose policies and processes for nominating directors and evaluating the board's effectiveness that ensure the management of climate-related business risks and opportunities is embedded in the Company's core management strategy, noting the appropriate balance and diversity of knowledge, experience and skills of the board as a whole.

2.   Reasons for the proposal

This proposal requests that the Company disclose necessary information in order for shareholders to ensure the Company's board has the competence required to properly oversee climate-related risks and opportunities.

The Company is exposed to substantial climate-related financial risk, given its significant involvement in carbon-intensive sectors such as fossil fuels. However, shareholders are currently unable to assess if the board is capable of fulfilling its duty to mitigate the aforesaid risks. To adequately manage climate-related risks and opportunities, the board of directors requires expertise in areas including climate science, low carbon transition, and public policy.

This proposal is aligned with what is expected by the Japanese Corporate Governance Code, and by investors through investor initiatives (e.g. Transition Pathway Initiative) and the International Sustainability Standard Board (ISSB).

Approval of this proposal will provide investors with critical information required to understand the security of their capital. It will also place the Company in a better position to manage transition risks and opportunities, and to maintain long-term corporate value as the Company navigates the shift toward a decarbonized economy.

(Noted by MUFG) Cited above is an English translation of the original text of the proposal's details and reasons as submitted by the shareholders.

○ **Board of Directors' opinion**

The Board of Directors objects to this proposal.

MUFG recognizes that addressing climate change is closely related to the conservation of biodiversity, respect for human rights, and other issues. MUFG believes it is necessary to contribute to solving a wide range of challenges related to sustainability.

In electing directors, MUFG aims for an appropriately balanced composition that provides knowledge, expertise, and experience, including perspectives on sustainability such as climate change. MUFG has disclosed its policy for electing directors and other relevant information, following approval by the Nominating and Governance Committee. Under the supervision of the Board of Directors, sustainability is positioned at the core of our new Medium-term Business Plan, and we have established an appropriate governance structure. The effectiveness of the Board of Directors is evaluated and confirmed annually, and this information is disclosed.

We will continue to work on enhancing information disclosure to ensure that stakeholders can better understand our efforts.

MUFG's Articles of Incorporation define the basic matters for operating MUFG in accordance with the Companies Act, such as trade name, purpose, organs, and total number of shares that can be issued. As such, it is not appropriate to specify individual policies related to the formulation of management strategy, response to specific management issues such as climate change, etc., in our Articles of Incorporation, as it may constrain the flexible change of policies and their prompt implementation.

Furthermore, for MUFG, which faces a wide range of management issues, incorporating content focused solely on climate change into the Articles of Incorporation could undermine the overall balance of our management strategy, including providing stable financial settlement functions and addressing social issues such as declining birthrate and aging population. This could constrain the effective execution of strategy and potentially lead to a deterioration of corporate value.

Therefore, we believe that there is no need to add the proposed clause to the Articles of Incorporation.

[Reference] We have disclosed information about the above initiatives below.

	Report title	Details	
1	MUFG Report 2023 (Integrated Report) https://www.mufg.jp/dam/ir/report/annual_report/pdf/ir2023_all_en.pdf	A report on our efforts towards creating sustained value for our Group.	
2	Corporate Governance Report https://www.mufg.jp/dam/profile/governance/report/pdf/report_en.pdf	A report on our corporate governance in light of the Corporate Governance Code.	

<Proposal by Shareholders>

Fourth Item of Business	Partial amendment to the Articles of Incorporation (Assessment of customers' climate change transition plans)

1. Details of the proposal

The following clause shall be added to the Articles of Incorporation:

Chapter X: "Climate-related risk management"
Clause Y: Transition Plan (Assessment of clients' climate change transition plans)

Noting the Company's climate change commitments and climate risk management strategies, the Company shall disclose:

i. How the Company will assess fossil fuel sector clients' climate change transition plans for credible alignment with the 1.5°C goal of the Paris Agreement[1]; and

ii. The consequences of fossil fuel clients not producing credible Paris-aligned transition plans, including the restriction of new finance[2].

2. Reasons for the proposal

The proposal requests disclosure of information necessary for shareholders to ensure that the Company appropriately manages climate-related risks by supporting clients' genuine decarbonisation transitions.

The Company has committed to "priority goals of net-zero emissions and achievement of the 1.5°C target in 2050" and recognises climate change as a "top risk". The Company claims to assess the status of transition of clients in high-emitting sectors by confirming "1.5°C-aligned interim targets, governance and emissions performance".

However, the Company continues to provide significant financial support to fossil fuel clients that do not have transition plans credibly aligned with the Paris Agreement's 1.5°C target.

The disclosures requested in this proposal are required to ensure the Company adequately enacts its stated risk control measures, and aligns with its commitment to reduce finance portfolio emissions to net zero by 2050.

These disclosures are in line with investor expectations (e.g. Transition Pathway Initiative), and will help maintain and enhance the Company's long-term corporate value.

---

[1] Criteria for determining climate change transition plan credibility include, but are not limited to:
● Short-, medium-, and long-term scope 1, 2 and 3 emission reduction targets;
● Strategies (including capital expenditure plans) to align with those targets; and
● No unreasonable reliance on emissions offsets or negative emissions technology
[2] 'New finance' defined as the provision of new corporate lending, project finance or trade finance to a client, including the refinancing of existing credit facilities, and the arranging or underwriting of capital markets transactions to a client.

(Noted by MUFG) Cited above is an English translation of the original text of the proposal's details as sumitted by the shareholders. Regarding the reasons for the proposal, in accordance with Article 38 of MUFG's stock handling regulations, some footnotes have been omitted.

○ **Board of Directors' opinion**
The Board of Directors objects to this proposal.
Since MUFG's carbon neutrality declaration in 2021, we have accelerated our strategies and efforts to address climate change and continuously disclosed our progress. In the MUFG Climate Report 2024, published in April 2024, we disclosed information on our "Operating Framework for Effective Management." This framework includes, as requested in this proposal, a method to assess clients' transition status in alignment with the Paris Agreement's 1.5°C target, as well as measures to be taken if clients fail to create reliable transition plans.

MUFG's Articles of Incorporation define the basic matters for operating MUFG in accordance with the Companies Act, such as trade name, purpose, organs, and total number of shares that can be issued. As such, it is not appropriate to specify individual policies related to the formulation of management strategy, response to specific management issues such as climate change, etc., in our Articles of Incorporation, as it may constrain the flexible change of policies and their prompt implementation. Furthermore, for MUFG, which faces a wide range of management issues, incorporating content focused solely on climate change into the Articles of Incorporation could undermine the overall balance of our management strategy, including providing stable financial settlement functions and addressing social issues such as declining birthrate and aging population. This could constrain the effective execution of strategy and potentially lead to a deterioration of corporate value.

[The Operating Framework for Effective Management]

1. The alignment of MUFG's clients' transition plans with the Paris Agreement's 1.5°C target is confirmed through a Transition assessment framework. Assessments are conducted based on publicly available information, such as third-party certifications obtained by clients, as well as non-public information obtained through client engagement, in order to understand the details of the plans and the key technologies supporting them. Through this framework, MUFG evaluates clients in six tiered categories.

2. If an MUFG client does not create credible, Paris Agreement-aligned transition plans, MUFG will engage with them to support the formulation of transition strategies that reflect regional and sectoral specificities. MUFG has an escalation process to consider reviewing credit terms and conditions for clients who fail to demonstrate specific plans or directions for transition even after a certain period of engagement.

Therefore, we believe that there is no need to add the proposed clause to the Articles of Incorporation.

The Third and Fourth Items of Business [Reference]
Please view information about our initiatives toward achieving carbon neutrality at the following webpages.

1. MUFG Climate Report 2024
   A report to cover the progress and results of MUFG's wide-ranging decarbonization efforts along with the underlying thought processes behind them, in addition to the details of the transition plan based on the GFANZ guidance.
   https://www.mufg.jp/dam/csr/report/progress/climate2024_en.pdf



2. MUFG Sustainability Report 2023
   A report on MUFG's latest initiatives toward achieving environmental and social sustainability and sustainable growth for MUFG, focusing on our policies, systems, and measures.
   https://www.mufg.jp/dam/csr/report/2023/sr2023_en.pdf



To view various other presentation materials, please visit the following website.
   https://www.mufg.jp/english/ir/presentation/index.html



Business Report for the Nineteenth Fiscal Year (April 1, 2023 to March 31, 2024)

1. Matters Concerning the Current State of the Company

(1) Business Operations and Results of the Group

a. Major Business Matters

The group/MUFG (the "Group") is a corporate group that is comprised of the Company, 156 subsidiaries, 97 subsidiary entities, etc., and 51 affiliated corporate entities, etc. The Group conducts business in areas that include mainly commercial banking, trust banking and securities, and also credit cards and consumer finance, leasing, and asset management, and other areas, with the aim of becoming the world's most trusted financial group.



Mitsubishi UFJ Financial Group, Inc. (MUFG)
Strategic Collaboration
Morgan Stanley*1
MUFG Bank, Ltd.
MUFG Americas Holdings Corporation
Bank of Ayudhya Public Company Limited
PT Bank Danamon Indonesia, Tbk.
Mitsubishi UFJ Trust and Banking Corporation
Mitsubishi UFJ Asset Management Co., Ltd.*2
First Sentier Investors Holdings Pty Ltd
MUFG Investor Services Holdings Limited
Mitsubishi UFJ Securities Holdings Co., Ltd.
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
Morgan Stanley MUFG Securities Co., Ltd.*1
Mitsubishi UFJ NICOS Co., Ltd.
ACOM CO., LTD.

*1 Morgan Stanley MUFG Securities Co., Ltd. and Morgan Stanley are equity-method accounted affiliates.
*2 Mitsubishi UFJ Asset Management Co., Ltd. became a wholly owned subsidiary of the Company as of April 1, 2024.
*3 This diagram summarizes the relationship between the Company and major Group companies.

b. Financial and Economic Environment

Despite downward pressure from the cumulative effects of monetary tightening, the global economy continued to recover at a moderate pace in FY2023, supported by fiscal packages introduced during the pandemic and a robust labour market. However, in addition to reactions as countries returned to normal, such as pent-up demand that accumulated during the pandemic ran its course and a gradual reduction in fiscal support, there were several unexpected impacts on the real economy from the real estate crisis in China, the prolonged war in Ukraine and the situation in Gaza. As a result, there remains a high degree of uncertainty. In Japan, while there was downward pressure on consumption from high prices, the economy continued to recover moderately, supported by the normalization of economic activity after the government reclassified COVID-19 as a Class 5 infectious disease, inbound demand increased and business results improved due to the weaker yen and other factors.

Turning to the financial situation, increased tension of geopolitical risks and tighter monetary policy by central banks meant stock prices underwent a period of adjustment, but they remained on an upward trend overall in FY2023. There was a sharp rise in policy rates in the US and Europe and the market rate rose during the first half of FY2023. However, as markets priced in an end to the period of monetary tightening, interest rates fell again during the latter half of the year. In Japan, although short-term interest rates rose slightly

after the Bank of Japan (BoJ) ended its negative interest rate policy in March, they remained low on the whole. Meanwhile, long-term interest rates rose until around mid-FY2023 as the BoJ conducted its Yield Curve Control with greater flexibility in July and October before plateauing for the rest of the year. The yen depreciated against the dollar, reaching around USD/JPY 151 in November 2023 on the back of increasing divergence between central bank policies in Japan and the US. Yen depreciation then stopped for the most part and remained stable with some fluctuations as the FRB signalled it will cut rates and the BoJ ended its negative interest rate policy.

c.   Business Operations and Results of the MUFG Group (Results of Fiscal Year 2023)
Under such environments, with respect to the consolidated results of the MUFG Group in fiscal year 2023, ordinary profits were ¥2,127.9 billion and profits attributable to owners of parent were ¥1,490.7 billion.
Consolidated gross profits were ¥4,732.5 billion, marking an increase of ¥229.5 billion from the previous fiscal year. Net interest income was ¥2,457.8 billion, a decrease of ¥449.6 billion from the previous fiscal year, mainly due to the decrease in gains on investment trusts cancellation and the revenue decrease that resulted from the sale of MUFG Union Bank (MUB) during the previous fiscal year, while net interest income from loans and deposits increased. Trust fees and net fees and commissions income were ¥1,820.6 billion, an increase of ¥125.2 billion from the previous fiscal year, mainly due to increases in financing-related fees and commissions overseas, and in fees and commissions of asset management and investor services business, and wealth management business. Net trading profits (losses) and net other operating profits (losses) resulted in profits of ¥453.9 billion, an increase of ¥553.8 billion from the previous fiscal year, mainly due to a decrease from the previous fiscal year in losses in net gains (losses) on debt securities realized through rebalancing the bond portfolio. General and administrative (G&A) expenses were ¥2,888.7 billion, a decrease of ¥19.9 billion from the previous fiscal year, due to the impact of the sale of MUB, etc. As a result of the above, net operating profits totalled ¥1,843.7 billion, marking an increase of ¥249.4 billion from the previous fiscal year. Total credit costs were ¥497.9 billion, marking a decrease of ¥176.9 billion from the previous fiscal year, arising from the absence of valuation losses on loans held by MUB in the previous fiscal year. Net gains (losses) on equity securities resulted in gains of ¥371.2 billion. Equity in earnings of equity method investees amounted to ¥531.8 billion due to the impact of the change of the equity method accounting date for Morgan Stanley. Other non-recurring gains (losses) resulted in losses of ¥120.9 billion, despite improvement of ¥491.5 billion from the previous fiscal year arising from the absence of valuation losses on bonds held by MUB in the previous fiscal year. As for net extraordinary gains (losses), losses of ¥77.8 billion were recorded.
As a result of the above, profits attributable to owners of parent were ¥1,490.7 billion, and reached a record high since the establishment of MUFG. ROE was 8.5% (8.1% excluding the effects of the change of the equity method accounting date for Morgan Stanley), achieved the ROE target of 7.5%, in the previous Medium-term Business Plan.
Under the regulatory standard (Basel III), Consolidated Common Equity Tier 1 capital ratio, Consolidated Tier 1 capital ratio, and Consolidated total capital ratio were 13.53%, 15.72%, and 17.82%, respectively. All of these met the required level as of March 31, 2024. The liquidity coverage ratio[*1] was 161.7%, also meeting the required level.
In addition, non-performing loan ratio that shows the soundness of loan assets, remained at a low level of 1.51%.

Annual dividends per common stock for fiscal year 2023 are expected to be ¥41.0[*2], ¥9.0 higher from the previous fiscal year.

[*1] The index showing adequate ownership of assets (numerator) realizable in a short period sufficient to cover the funds (denominator) expected to flow out in thirty days under stressful circumstances.

[*2] Assuming that the year-end dividend for fiscal year 2023 is approved at the Annual General Meeting of Shareholders to be held on June 27, 2024.

For detailed financial results, please refer to our company website.

https://www.mufg.jp/english/ir/index.html

(Operations and Results by Business Group)
In order to demonstrate the strengths of its comprehensive financial group, the MUFG Group has introduced the business group system in which our group companies coordinate closely to formulate group-wide strategies and promote businesses. Each business group designs strategies that integrate the strengths of group subsidiaries and implements measures in order to meet a broad range of customer needs.

The operations and results by business group for fiscal year 2023 are as follows.



Net Operating Profits by Business Group[*1]

- Global Markets ¥23.4 billion
- Global Corporate & Investment Banking ¥501.7 billion
- Asset Management & Investor Services ¥125.0 billion
- Digital Service ¥245.9 billion
- Retail & Commercial Banking ¥245.4 billion
- Japanese Corporate & Investment Banking ¥669.8 billion
- Global Commercial Banking ¥302.1 billion

Net operating profits ¥1,842.9 billion[*2]

*1 On a managerial accounting basis
*2 Includes figures for headquarter/Other, in addition to total net operating profits of the seven business groups

Digital Service



Net operating profits

¥220.7 billion → ¥245.9 billion

+¥25.3 billion

FY 2022   FY 2023

Overview of the Business Group
Provide domestic individual customers and corporate clients who mainly have online transactions with digital-driven financial services by expanding transactional contact points and improving convenience, while promoting groupwide digital transformation to strengthen our business foundation.

Overview of Results in FY2023
With the digital shift among customers, the number of internet-banking users exceeded ten million. Business in consumer finance has been steadily expanded to exceed the level before the COVID-19 pandemic. Also, deposit spreads were improved following higher interest rates. As a result, net operating profits increased by ¥25.3 billion.

Retail & Commercial Banking



Net operating profits

¥155.6 billion → ¥245.4 billion

+¥89.8 billion

FY 2022   FY 2023

Overview of the Business Group
Provide domestic individual and corporate customers with a range of financial services, such as lending and settlement as well as those associated with asset management, inheritance and real estate in addition to offering business and asset succession solutions to meet diverse needs in a groupwide, integrated way through these services.

Overview of Results in FY2023
Due to improvement of spreads, an increase in the loan balance for corporate clients, accumulated sales of solutions centered on LBO (Leveraged Buyout), etc., interest income and fees and commissions income increased. Also, income from the asset management business increased following the market recovery. As a result, net operating profits increased by ¥89.8 billion.

Japanese Corporate & Investment Banking



Overview of the Business Group
Offer services such as lending, settlement, and forex, as well as comprehensive solutions with full advantage of each Group company's expertise in respective fields such as businesses related to M&A and real estate, to major Japanese corporations, contributing to enhancing customers' corporate value through these services.
Overview of Results in FY2023
Due to the improvement in lending spreads through the pursuit of appropriate return on risk, an increase in net interest income from loans and deposits resulting from activities that reflected changes in the interest rate environment, strengthened capabilities of risk taking mainly in the real estate sector, and further progress of the groupwide, integrated operation, net operating profits increased by ¥199.7 billion.

Global Commercial Banking



Overview of the Business Group
Provide financial services to corporations expanding into the Asia region as well as to local SMEs and individuals through partner banks, such as Krungsri (Bank of Ayudhya), Bank Danamon, VietinBank and Security Bank.
Overview of Results in FY2023
Despite the impact of decreased profit due to the share transfer of MUB in the United States, owing to consolidation of four companies into subsidiaries and improvement of net interest margin at Krungsri, as well as strong performance of auto loans at Bank Danamon, net operating profits increased by ¥11.9 billion. With respect to investment in growth, investments in two consumer finance companies in Asia* have been completed.

[*] DMI Finance Private Limited (India), and PT Mandala Multifinance Tbk. (Indonesia)

Asset Management & Investor Services



Net operating profits

¥105.1 billion → **¥125.0 billion**

+¥19.9 billion

FY 2022   FY 2023

Overview of the Business Group
Provide consulting employing sophisticated specialist know-how, and strive to improve capabilities in asset management and product development in the areas of AM[*1], IS[*2] and pensions to meet diverse needs from domestic and overseas customers.

Overview of Results in FY2023
In the AM field, net operating profits increased, due to offering of alternative asset management products, and strong sales of asset management products by asset management subsidiaries in Japan, etc. In the IS field, interest income increased, as a result of providing compound services in Japan and overseas, as well as U.S. interest rate hikes. In the pension business field, net operating profits increased, due to an inflow of funds to investment trusts for DC[*3], etc. As a result, net operating profits in the business group increased by ¥19.9 billion.

[*1] Asset Management   [*2] Investor Services   [*3] Defined Contribution Pension

Global Corporate & Investment Banking



Net operating profits

¥377.8 billion → **¥501.7 billion**

+¥123.8 billion

FY 2022   FY 2023

Overview of the Business Group
Operate the Corporate & Investment Banking (CIB) business that offers value-added solutions for large global corporate and financial institution clients by leveraging our extensive network and product capabilities through an integrated business model mainly among the Bank and the Securities.

Overview of Results in FY2023
Lending revenue and spreads significantly increased through efficient balance sheet operations and promotion of financing for institutional investors. Even in the changing market condition, one of our strengths, structured finance contributed to fees and commissions income increase. Enhancement of cross-selling through integrated operations of GCIB and Global Markets also contributed to our net operating profits increase of ¥123.8 billion.

Global Markets
Overview of the Business Group
Mainly engage in handling customer-segment sales & trading (S&T) operations[*1] associated with interest rates (bonds), forex and equities, and comprehensively managing MUFG's assets, liabilities and various risks via treasury operations[*2].
Overview of Results in FY2023
In the customer segment, income was gained at a high level, backed by increases in flow dealings such as forex and derivatives. However, in treasury business, we sold bonds with unrealized losses in a planned way, with the aim of improving future returns from the securities portfolio. As a result, net operating profits decreased by ¥111.7 billion.



[*1]   A collective term for sales operations of offering customers financial instruments such as forex and derivatives, as well as solutions associated with them, and trading operations of buying and selling of marketable instruments via interbank trading and on exchanges.

[*2]   Operations including ALM, a method to comprehensively manage risks in funding liquidity and interest rates inherent in assets such as loans and liabilities such as deposits, global investment, and other related operations.

In order to further strengthen retail business, we reorganized business groups as of April 1, 2024.

The Digital Service business group was changed to the Retail & Digital business group to serve individual customers (excluding wealth management) in an integrated way. Through the optimal mix of each channel of real (face-to-face), remote, and digital, we expand customer touchpoints to deliver customer experience that makes customers feel "glad for choosing MUFG," aiming at maximizing "customers' Life Time Value x customer base."

The Retail & Commercial Banking business group was changed to the Commercial Banking & Wealth Management business group to serve business corporations and wealth management customers. We enhance capabilities in offering manned solutions, further strengthening business models originated from business and asset successions and other matters contributing to solving social issues.

d. Key Issues

Japan faces structural challenges such as a declining birth rate, an aging society and a shrinking population, while low growth has become normalized throughout the world. Since roughly three years of the COVID-19 pandemic, the business environment has changed at an unforeseen pace. AI and other digital technologies have rapidly developed and penetrated our daily lives, the social and economic structure is shifting towards clean energy, and work style and values have become more diverse. Meanwhile, "divisions" are becoming apparent through heightened geopolitical risk and a reversal of globalization.

MUFG seeks to meet these changes with clear eyes and to fully demonstrate our ability to facilitate "connections," leveraging its extensive network and diverse solutions, to become a leading force in the new era. Taking the opportunity by this major environmental change surrounding MUFG's business, the new Medium-term Business Plan for the three-year period beginning in fiscal year 2024 is positioned as three years to pursue and produce "growth." As a result of this, we will continue to strive to meet expectations of all our stakeholders—including customers, shareholders and employees—by achieving higher profitability, improved return on equity, and our purpose of being "committed to empowering a brighter future."

1. Fundamental Direction

In our new Medium-term Business Plan, building on strategic initiatives launched in our previous Medium-term Business Plan, we will focus on both growth strategies and social and environmental solutions, supported by transformation and innovation.

In this era when geopolitical risks, reversal of globalization and other forms of division emerge, we aspire to maximize MUFG's ability to facilitate connections, leveraging its extensive network and diverse solutions, to produce economic and social value, as we strive to realize our Purpose of being "committed to empowering a brighter future."


Fulfilling our Commitment to Empowering a Brighter Future.
Customers
Shareholders and investors
Business partners
MUFG colleagues
Communities and society
Future generations
Expand & Refine Growth Strategies
Drive Social & Environmental Progress
Accelerate Transformation & Innovation

2. Financial Targets and Capital Policy

We have set the following mid-to long-term financial target, along with the financial target for the fiscal year 2026, the final year of the new Medium-term Business Plan. In our new Medium-term Business Plan, we continue to position ROE as the most important financial target and set profits, expenses, and RWA as the three drivers to achieve the ROE target, and will promote "Expand & Refine Growth Strategies" and "Accelerate Transformation & Innovation."

Our basic policy for capital allocation calls for striking an appropriate balance from three perspectives: solid equity capital adequacy, opportunities for investing capital to strengthen profitability, and the further enhancement of shareholder returns.

Regarding shareholder returns, we have established "Basic policies for shareholder returns," which continuously seek to improve shareholder returns, focusing on dividends. MUFG will set a dividend payout ratio at around 40%, and aim for a stable and sustainable increase in dividends per share through profit growth as a fundamental policy. At the same time, MUFG will flexibly repurchase stock as a measure to return profits to shareholders that will contribute to improving capital efficiency, taking into consideration its business performance and capital situation, opportunities for investment in growth, and the market conditions, including the share prices.

In principle, MUFG will not hold treasury stock excessively to approximately 5% of the total shares outstanding and MUFG shall cancel the shares exceeding such amount.

■ ROE Target and CET1 ratio target range

	FY2023 results	FY2026 targets	Mid- to long-term target
ROE[1]	8.5%[2]	Approx. 9%	9-10%
CET1 ratio[3] (Finalized and fully implemented Basel III basis)	10.1%	9.5-10.5%	

■ Three Drivers to Achieve ROE Target

Profits	Expenses	RWA
Net operating profits[4]: Over ¥2.1 trillion Profits attributable to owners of parent: Over ¥1.6 trillion	Expense ratio: Approx. 60%	Reduction of low profitability RWA: ¥5 trillion Increase of high profitability RWA: ¥12 trillion

(Notes) 1. ROE (MUFG basis) =

$$\frac{\text{Profits attributable to owners of parent}}{\{(\text{Total shareholders' equity at the beginning of the period} + \text{Foreign currency translation adjustments at the beginning of the period}) + (\text{Total shareholders' equity at the end of the period} + \text{Foreign currency translation adjustments at the end of the period})\} \div 2}$$

2. ROE is 8.1%, excluding the impact of change of the equity method accounting date for Morgan Stanley.
3. Estimated CET1 ratio reflecting the RWA calculated on the finalized and fully implemented Basel III basis. Excludes net unrealized gains (losses) on available-for-sale securities.
4. On a managerial accounting basis.

3. Promoting Key Strategies

In order to make the new Medium-term Business Plan the three years to pursue and produce "growth," we formulated seven key strategies for "Expand & Refine Growth Strategies" and four key strategies for "Accelerate Transformation & Innovation" among the three pillars of the Medium-term Business Plan.

For "Expand & Refine Growth Strategies," in Japan, we will maximize life-time values by strengthening our retail customer base, while enhancing the succession business through the corporate x WM business model. Overseas, we will strive for higher profitability by evolving our GCIB and Global Markets integrated business model, and seek to seize opportunities arising from Asia's economic growth by strengthening our collaboration with partner banks. In addition, we will produce both economic and social value through initiatives to contribute to making Japan a leading asset management center, and through value chain support in green transformation, while also taking on the challenge of building a new business portfolio for medium- to long-term growth.

For "Accelerate Transformation & Innovation," we will strive to strengthen our corporate infrastructure such as by accelerating transformation of our corporate culture including agility, expanding human capital investment, increasing system development capacity, and enhancing AI/data infrastructure.

A   Expand & Refine Growth Strategies

Key strategies	Key initiatives
Strengthen domestic retail customer base	● Improve customer satisfaction by enhancing the customer experience. By building long-term business relationships, maximize life-time values
Strengthen corporate x WM business	● Offer diverse solutions through both corporate and individual customer-based approaches
Evolve GCIB-GM integrated business model	● Pursue higher capital efficiency through GCIB-Global Markets integrated business model such as collaboration between the primary market functions and the sales & trading functions, cross-selling, and strengthening of distribution
Strengthen APAC business and platform resilience	● Construct resilient platforms in Asia, our second home market, by strengthening collaboration with partner banks and expanding initiatives on "cultivate Asia x digital"
Contribute to making Japan a leading asset management center	● Empower people to build more prosperous lives by promoting investment and supporting asset formation throughout the investment chain, contributing to making Japan a leading asset management center
Support value chain in green transformation	● Promote GX investment among customers by proposing solutions to customers' issues that go beyond financing, such as co-creation of GX projects and support for transitions
Challenge to build a new business portfolio	● Cultivate a portfolio characterized by both high growth and high profitability by developing new business segments and futuristic business models through the development of new businesses incorporating customer and societal issues and advances in new technologies

B   Accelerate Transformation & Innovation

Key strategies	Key initiatives
Accelerate agility transformation	● To lead transformation, aim to instill a corporate culture in which people think, decide, and act for oneself, and do so swiftly
Expand human capital investment	● Aim to become a global financial group that contributes to customers and society by accelerating synchronization with business strategies, with each employee working actively and vigorously with a high degree of professionalism
Increase system development capacity	● Strive to increase development capacity to raise the amount of system investment, and aim to increase the amount and ratio of investment in strategic projects
Enhance AI/data infrastructure	● Promote data utilization by enhancing AI promotion functions and business intelligence ● Enhance technological research through the use of new technologies such as generative AI and improved intelligence

4. Reorganization of the Business Groups

We reorganized the current Digital Service Business Group and Retail & Commercial Banking Business Group into the Retail & Digital Business Group responsible for individual customers (excluding WM), and the Commercial Banking & Wealth Management Business Group responsible for corporate and WM clients, respectively as of April 1, 2024. We will steadily promote our new Medium-term Business Plan under a seven-business-group structure consisting of the Japanese Corporate & Investment Banking Business Group, the Asset Management & Investor Services Business Group, the Global Corporate & Investment Banking Business Group, the Global Commercial Banking Business Group, and the Global Markets Business Group, in addition to these new Business Groups.

(2) Financial Position and Results of Operations of the Group and the Company (Consolidated Basis and Non-Consolidated Basis)

a. Financial Position and Results of Operations of the Group (Consolidated Basis)

(Millions of yen)

	Fiscal Year 2020 Ended March 31, 2021	Fiscal Year 2021 Ended March 31, 2022	Fiscal Year 2022 Ended March 31, 2023	Fiscal Year 2023 Ended March 31, 2024
Ordinary income	6,025,336	6,075,887	9,281,027	11,890,350
Ordinary profits	1,053,610	1,537,649	1,020,728	2,127,958
Profits attributable to owners of parent	777,018	1,130,840	1,116,496	1,490,781
Consolidated comprehensive income (Figures in parentheses represent net loss)	1,324,655	797,310	1,158,800	3,316,519
Total net assets	17,716,257	17,988,245	18,272,857	20,746,978
Total assets	359,473,515	373,731,910	386,799,477	403,703,147

(Note)   All figures have been rounded down to the nearest unit.

b. Financial Position and Results of Operations of the Company (Non-Consolidated Basis)

(Millions of yen)

			Fiscal Year 2020 Ended March 31, 2021	Fiscal Year 2021 Ended March 31, 2022	Fiscal Year 2022 Ended March 31, 2023	Fiscal Year 2023 Ended March 31, 2024
Operating income			437,819	622,637	641,968	809,818
	Dividends received		402,724	587,680	606,916	775,425
		Dividends received from banking subsidiaries	317,452	419,691	407,630	545,885
		Dividends received from other subsidiaries	18,448	52,278	31,702	30,228
Profits			377,195	571,859	602,223	749,395
Profits per share			(yen) 29.36	(yen) 44.72	(yen) 48.93	(yen) 62.65
Total assets			19,061,312	19,977,035	22,642,309	23,920,097
	Investments in banking subsidiaries		7,641,206	7,641,206	7,641,206	7,641,206
	Investments in other subsidiaries		985,430	984,047	958,513	958,513

(Note)   All figures have been rounded down to the nearest unit.

(3) Capital Investment of the Group

a. Total Amounts of Capital Investment

(Millions of yen)

MUFG Bank, Ltd.	Mitsubishi UFJ Trust and Banking Corporation	Mitsubishi UFJ Securities Holdings Co., Ltd.	Consumer Finance Subsidiaries	Other	Total
250,892	62,596	45,644	64,694	4,847	428,673

(Notes)   1.   All figures have been rounded down to the nearest unit.

2.   Amounts include investments in intangible fixed assets, such as software, as well as tangible fixed assets.

b. New Additions, etc. of Significant Equipment

(New Additions, Renovations, etc.)

(Millions of yen)

Company Name	Description	Amount
Mitsubishi UFJ NICOS Co., Ltd.	System integration	33,737

(Note)   All figures have been rounded down to the nearest unit.

(Disposal, Retirement, etc.)

(Millions of yen)

Company Name	Description	Book Value at the End of the Previous Fiscal Year
MUFG Americas Holdings Corporation	Sale of the headquarters building	12,892

(Note)   All figures have been rounded down to the nearest unit.

MUFG Bank, Ltd. and Mitsubishi UFJ Trust and Banking Corporation allocate fixed assets to segments. As other subsidiaries do not allocate fixed assets to segments, information on their assets by segment are omitted.

(4) Principal Subsidiaries, etc.

Company Name	Location	Capital (millions of yen)	Main Business(es)	Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company (%)
MUFG Bank, Ltd.	Chiyoda-ku, Tokyo	1,711,958	Banking	100.00
Mitsubishi UFJ Trust and Banking Corporation	Chiyoda-ku, Tokyo	324,279	Trust Banking, Banking	100.00
Mitsubishi UFJ Securities Holdings Co., Ltd.	Chiyoda-ku, Tokyo	75,518	Securities Holding Company	100.00
Mitsubishi UFJ NICOS Co., Ltd.	Bunkyo-ku, Tokyo	109,312	Credit Cards	100.00
ACOM CO., LTD.	Minato-ku, Tokyo	63,832	Loan, Loan Guarantees	40.18 (2.60)
Japan Digital Design, Inc.	Chuo-ku, Tokyo	2,300	Research	94.18 (1.16)
MUFG Innovation Partners Co., Ltd.	Chiyoda-ku, Tokyo	250	Venture Capital Investment	100.00
Kanmu, Inc.	Shibuya-ku, Tokyo	99	Prepaid cards	68.85 (68.85)
The Master Trust Bank of Japan, Ltd.	Minato-ku, Tokyo	10,000	Trust Banking, Banking	46.50 (46.50)
Mitsubishi UFJ Asset Management Co., Ltd.	Minato-ku, Tokyo	2,000	Investment Management	100.00 (100.00)
Mitsubishi UFJ Real Estate Asset Management Co., Ltd.	Minato-ku, Tokyo	1,200	Asset Management for Real-estate Investment Company	100.00 (100.00)
Mitsubishi UFJ Alternative Investments Co., Ltd.	Chiyoda-ku, Tokyo	1,000	Securities-related operations, Investment Advisory	100.00 (100.00)
Human Resources Governance Leaders Co., Ltd.	Chiyoda-ku, Tokyo	490	Consulting	100.00 (100.00)
Mitsubishi UFJ Real Estate Services Co., Ltd.	Chiyoda-ku, Tokyo	300	Real Estate Brokering	100.00 (100.00)
Japan Shareholder Services Ltd.	Chiyoda-ku, Tokyo	100	SR and IR support	100.00 (100.00)
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	Chiyoda-ku, Tokyo	40,500	Securities	60.00 (60.00)

Company Name	Location	Capital (millions of yen)	Main Business(es)	Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company (%)
au Kabucom Securities Co., Ltd.	Chiyoda-ku, Tokyo	7,196	Securities	51.00 (51.00)
MUFG Americas Holdings Corporation	New York, NY, U.S.A.	13,348 (USD 88 million)	Bank Holding Company	100.00 (95.33)
Bank of Ayudhya Public Company Limited	Bangkok, Kingdom of Thailand	305,999 (THB 73,557 million)	Banking	76.88 (76.88)
PT Bank Danamon Indonesia, Tbk.	Jakarta, Republic of Indonesia	57,557 (IDR 5,995,576 million)	Banking	92.47 (92.47)
PT Mandala Multifinance Tbk.	Jakarta, Republic of Indonesia	1,272 (IDR 132,500 million)	Lending	80.60 (80.60)
MUFG Investor Services Holdings Limited	Hamilton, Bermuda, British Overseas Territories	6,580 (USD 43 million)	Holding Company	100.00 (100.00)
Mitsubishi UFJ Trust International Limited	London, U.K.	7,647 (GBP 40 million)	Securities	100.00 (100.00)
Mitsubishi UFJ Asset Management (UK) Ltd.	London, U.K.	382 (GBP 2 million)	Investment Management	100.00 (100.00)
Mitsubishi UFJ Baillie Gifford Asset Management Limited	Edinburgh, U.K.	95 (GBP 500 thousand)	Investment Advisory	51.00 (51.00)
Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A.	Luxembourg, Grand Duchy of Luxembourg	28,327 (USD 187 million)	Trust Banking, Banking	100.00 (100.00)
MUFG Lux Management Company S.A.	Luxembourg, Grand Duchy of Luxembourg	1,203 (EUR 7,375 thousand)	Investment Trust Management	100.00 (100.00)
First Sentier Investors Holdings Pty Ltd	Sydney, Australia	469,566 (AUD 4,759 million)	Holding Company	100.00 (100.00)
MUFG Securities (Canada), Ltd.	Toronto, Ontario, Canada	21,076 (CAD 188 million)	Securities	100.00 (100.00)
MUFG Securities EMEA plc	London, U.K.	353,201 (GBP 1,847 million)	Securities	100.00 (100.00)
MUFG Securities Asia Limited	Hong Kong, People's Republic of China	33,688 (USD 222 million)	Securities	100.00 (100.00)

Company Name	Location	Capital (millions of yen)	Main Business(es)	Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company (%)
au Jibun Bank Corporation	Chuo-ku, Tokyo	93,500	Banking	21.96 (21.96)
BOT Lease Co., Ltd.	Chuo-ku, Tokyo	20,049	Leasing	38.85 (38.85)
JACCS CO., LTD.	Hakodate-shi, Hokkaido	16,138	Agency Services for Credit Purchases	22.40 (22.40)
WealthNavi Inc.	Shibuya-ku, Tokyo	11,919	Financial Instruments Firm	15.97 (15.97)
Morgan Stanley MUFG Securities Co., Ltd.	Chiyoda-ku, Tokyo	62,149	Securities	49.00 (49.00)
Mitsubishi HC Capital Inc.	Chiyoda-ku, Tokyo	33,196	Leasing	20.03 (5.52)
Mitsubishi Research Institute DCS Co., Ltd.	Shinagawa-ku, Tokyo	6,059	Software Development, Information Processing	20.00
Morgan Stanley	New York, NY, U.S.A.	1,327,987 (USD 8,770 million)	Bank Holding Company	23.18
Vietnam Joint Stock Commercial Bank for Industry and Trade	Hanoi, Socialist Republic of Vietnam	327,569 (VND 53,699,917 million)	Banking	19.72 (19.72)
Security Bank Corporation	Makati, Republic of the Philippines	20,691 (PHP 7,635 million)	Banking	20.00 (20.00)

(Notes)   1.   Amounts have been rounded down to the nearest unit.

2.   The yen equivalent of the capital amount has been calculated using the foreign exchange rate as of the date of the close of the account.

3.   The percentage of voting rights of the subsidiaries, etc. held by the Company has been rounded down to the nearest second decimal place.

4.   The figures in parentheses ( ) in the column "Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company" indicate the percentage of voting rights held by the subsidiaries, subsidiary entities, etc., of the Company.

5.   The Company received all Mitsubishi UFJ Asset Management Co., Ltd. ("MUAM") shares held by Mitsubishi UFJ Trust and Banking Corporation on April 1, 2024, via a dividend in kind and made MUAM a wholly owned subsidiary.

6.   The Company made WealthNavi Inc. ("WealthNavi") a principal subsidiary by having subsidiary MUFG Bank, Ltd. acquire WealthNavi shares as of February 14, 2024.

7.   The Company made PT Mandala Multifinance Tbk. ("Mandala") a principal subsidiary by having subsidiary MUFG Bank, Ltd. acquire Mandala shares as of March 13, 2024.

2. Matters Concerning Company Executives (Directors and Corporate Executives)

(1) Status of Company Executives

Members of the Board of Directors

(As of March 31, 2024)

Name	Title and Areas of Responsibility	Important Concurrent Posts	Other
Mariko Fujii	Member of the Board of Directors (Outside Director) Nominating Member Compensation Member Risk Member (Chairperson)	Outside Director of NTT DATA GROUP CORPORATION	-
Keiko Honda	Member of the Board of Directors (Outside Director) Audit Member	Adjunct Professor and Adjunct Senior Research Scholar of Columbia University School of International and Public Affairs Outside Director of AGC Inc. Outside Director of the Board of Recruit Holdings Co., Ltd.	-
Kaoru Kato	Member of the Board of Directors (Outside Director) Nominating Member Compensation Member Audit Member		-
Satoko Kuwabara	Member of the Board of Directors (Outside Director) Nominating Member Compensation Member (Chairperson)	Partner of Gaien Partners Outside Director of BANDAI NAMCO Holdings Inc. Outside Auditor of Unicafe Inc. Outside Director of Nippon Yusen Kabushiki Kaisha	-
Hirofumi Nomoto	Member of the Board of Directors (Outside Director) Nominating Member (Chairperson) Compensation Member	Chairman & Representative Director of TOKYU CORPORATION Director of Tokyu Fudosan Holdings Corporation President & CEO of THREE HUNDRED CLUB CO., LTD. Outside Director of TOEI COMPANY, LTD.	-
David Sneider	Member of the Board of Directors (Outside Director) Risk Member	Outside Director of PHC Holdings Corporation	-
Koichi Tsuji	Member of the Board of Directors (Outside Director) Audit Member (Chairperson)	Outside Statutory Auditor of TEIJIN LIMITED Outside Director of MARUICHI STEEL TUBE LTD.	(Note) 1
Tarisa Watanagase	Member of the Board of Directors (Outside Director) Risk Member		-
Kenichi Miyanaga	Member of the Board of Directors Audit Member		-
Ryoichi Shinke	Member of the Board of Directors Audit Member		-
Kanetsugu Mike	Member of the Board of Directors	Outside Director of MITSUBISHI MOTORS CORPORATION Outside Statutory Auditor of Tokyo Kaikan Co., Ltd.	-

Name	Title and Areas of Responsibility	Important Concurrent Posts	Other
Hironori Kamezawa	Member of the Board of Directors Nominating Member Compensation Member	Member of the Board of Directors of MUFG Bank, Ltd. Director of Morgan Stanley	-
Iwao Nagashima	Member of the Board of Directors	President and CEO of Mitsubishi UFJ Trust and Banking Corporation (Representative Director)	-
Junichi Hanzawa	Member of the Board of Directors	President & CEO of MUFG Bank, Ltd. (Representative of the Board of Directors)	-
Makoto Kobayashi	Member of the Board of Directors	President & Global CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. (Representative of the Board of Directors) President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (Representative of the Board of Directors)	-

(Notes) Nominating Member: Member of the Nominating and Governance Committee, Compensation Member: Member of the Compensation Committee, Audit Member: Member of the Audit Committee, Risk Member: Member of the Risk Committee

1. Mr. Koichi Tsuji, an Audit Member, is qualified as a certified public accountant and has respectable knowledge regarding finance and accounting.

2. To ensure the effectiveness of audit, the Company elected Mr. Kenichi Miyanaga and Mr. Ryoichi Shinke, who are directors who do not concurrently serve as Corporate Executives, as full-time Audit Members.

3. The Company designated Ms. Mariko Fujii, Ms. Keiko Honda, Mr. Kaoru Kato, Ms. Satoko Kuwabara, Mr. Hirofumi Nomoto, Mr. David Sneider, Mr. Koichi Tsuji and Ms. Tarisa Watanagase, each an Outside Director, as independent directors provided for by Tokyo Stock Exchange, Inc., and has notified the Tokyo Stock Exchange to that effect.

4. The officially registered name of Ms. Satoko Kuwabara is Satoko Ota.

Corporate Executives

(As of March 31, 2024)

Name	Title and Areas of Responsibility	Important Concurrent Posts
Kanetsugu Mike	Chairman (Corporate Executive)	Outside Director of MITSUBISHI MOTORS CORPORATION Outside Statutory Auditor of Tokyo Kaikan Co., Ltd.
Hironori Kamezawa	President & Group CEO (Representative Corporate Executive) Nominating Member Compensation Member	Member of the Board of Directors of MUFG Bank, Ltd. Director of Morgan Stanley
Yoshitaka Shiba	Senior Managing Corporate Executive Group CAO & Managing Director, Head of Internal Audit Division	
Tetsuya Yonehana	Senior Managing Corporate Executive (Representative Corporate Executive) Group CFO	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)
Takayuki Yasuda	Senior Managing Corporate Executive Group Head, Asset Management & Investor Services Business Group	Director, Deputy President, and Executive Officer of Mitsubishi UFJ Trust and Banking Corporation (Representative Director)
Yasushi Itagaki	Senior Managing Corporate Executive Group COO-I Group Head, Global Commercial Banking Business Group	Member of the Board of Directors, Deputy President of MUFG Bank, Ltd. (Representative of the Board of Directors) President Commissioner of Bank Danamon
Seiichiro Akita	Senior Managing Corporate Executive (Representative Corporate Executive) Group Head, Japanese Corporate & Investment Banking Business Group (excluding In Charge of Wealth Management Research Division)	Member of the Board of Directors, Deputy President of MUFG Bank, Ltd. (Representative of the Board of Directors)
Hiroshi Mori	Managing Corporate Executive Group CLO	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)
Yutaka Miyashita	Managing Corporate Executive (Representative Corporate Executive) Group Head, Retail & Commercial Banking Business Group (excluding In Charge of Wealth Management Research Division)	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)

Name	Title and Areas of Responsibility	Important Concurrent Posts
Keitaro Tsukiyama	Managing Corporate Executive Group CCO	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)
Fumitaka Nakahama	Managing Corporate Executive Group Head, Global Corporate & Investment Banking Business Group	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)
Toshiki Ochi	Managing Corporate Executive Group CIO	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)
Hiroyuki Seki	Managing Corporate Executive Group Head, Global Markets Business Group	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)
Hideaki Takase	Managing Corporate Executive (Representative Corporate Executive) Group CSO (in charge of Corporate Planning Division excluding Finance & Resources Management and Global Business), In charge of Corporate Administration Division Risk Member	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors) Non-executive Director of Mitsubishi UFJ Trust and Banking Corporation
Shuichi Yokoyama	Managing Corporate Executive Group CRO	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors) Director of Mitsubishi UFJ Securities Holdings Co., Ltd. Director of MUFG Americas Holdings Corporation
Kenji Horikawa	Managing Corporate Executive Group CHRO, Group Deputy CSO, Group Deputy CDTO, In sub-charge of Corporate Administration Division	Member of the Board of Directors, Managing Executive Officer of Mitsubishi UFJ Securities Holdings Co., Ltd. Member of the Board of Directors, Managing Executive Officer of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
Tadashi Yamamoto	Managing Corporate Executive Group Head, Digital Service Business Group, Group CDTO	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors) Director of ACOM CO., LTD.

(Note)   Nominating Member: Member of the Nominating and Governance Committee, Compensation Member: Member of the Compensation Committee, Risk Member: Member of the Risk Committee

Executive job titles are abbreviated as follows.

    CEO: Chief Executive Officer
    CSO: Chief Strategy Officer (in charge of Corporate Planning Division)
    CFO: Chief Financial Officer (in charge of Financial Planning Division)
    CRO: Chief Risk Officer (in charge of Corporate Risk Management Division and Credit Policy & Planning Division)

CHRO: Chief Human Resources Officer (in charge of Human Resources Division)

CCO-I: Chief Operating Officer-International (in charge of Corporate Planning Division (Global Business))

CDTO: Chief Digital Transformation Officer (in charge of Digital Service Planning Division)

CCO: Chief Compliance Officer (in charge of Global Compliance Division and Global Financial Crimes Division)

CLO: Chief Legal Officer (in charge of Legal Division)

CAO: Chief Audit Officer (in charge of Internal Audit Division)

CIO: Chief Information Officer (in charge of Information Systems Planning Division)

Members of the Board of Directors and the Corporate Executives who retired during the fiscal year 2023 (titles and areas of responsibility at the time of retirement are shown in parentheses):

The following Corporate Executives resigned on April 1, 2023.

Atsushi Miyata (Senior Managing Corporate Executive (Representative Corporate Executive); Group Head, Retail & Commercial Banking Business Group; Head of Unit, Wealth Management Unit (excluding In Charge of Wealth Management Research Division))

Teruyuki Sasaki (Senior Managing Corporate Executive; Group CHRO)

Masakazu Osawa (Managing Corporate Executive; Group Head, Digital Service Business Group, Group CDTO)

Kenichi Yamato (Managing Corporate Executive; Group Head, Global Commercial Banking Business Group; Group Deputy COO-I, In charge of Asia)

The following Corporate Executives resigned on May 15, 2023.

Naomi Hayashi (Senior Managing Corporate Executive (Representative Corporate Executive); Group Head, Japanese Corporate & Investment Banking Business Group (excluding In Charge of Wealth Management Research Division))

The following Member of the Board of Directors resigned on May 31, 2023.

Ritsuo Ogura (Member of the Board of Directors)

The following Member of the Board of Directors retired on June 29, 2023.

Toby S. Myerson (Member of the Board of Directors (Outside Director), Risk Member)

Yasushi Shingai (Member of the Board of Directors (Outside Director), Audit Member, Risk Member)

(2) Compensation, etc. for Company Executives

Policy on Decisions on the Contents of Compensation for Individual Executives, etc. (revised September 25, 2023)

1. Context of the Policy

The Company's Compensation Committee has prescribed this policy on decisions on the contents of compensation for individual Members of the Board of Directors, Corporate Executives and Executive Officers ("Executives, etc.") (the "Policy") in accordance with the provisions of the Companies Act with regard to a company with three committees. The outline of the Policy is as below. In addition, major subsidiaries of the Company have each prescribed a similar policy based on the Policy of the Company.

2. Decision-Making Organization for the Policy

The Company, as a company with three committees, has established a Compensation Committee. The Compensation Committee comprises independent Outside Directors and a director who concurrently serves as President & Group CEO (Representative Corporate Executive) and is chaired by an independent outside director.



Compensation Committee
Chairperson
Outside
Outside
Outside
Outside
Internal
Comprises two or more independent outside directors and a director who concurrently serves as President & Group CEO
The chairperson is selected from independent outside directors
Determines the following matters in relation to compensation for Executives, etc.
i) The Policy
ii) Contents of the establishment, revision and abolition of the compensation system for the Company's Executives, etc.
iii) Contents of compensation for the Company's individual Members of the Board of Directors and corporate executives in accordance with the Policy
Deliberated and make proposals to the board of directors on the following matters
i) Contents of the establishment, revision and abolition of the system regarding compensation for Executives, etc. of the Company's major subsidiaries
ii) Compensation of the chairman, deputy chairman, president & CEO of the Company's major subsidiaries
iii) Compensation, etc. of the locally-hired Executives, etc. of the Company, the Company's subsidiaries and overseas subsidiaries

3. Summary of the Policy

1) Philosophy and Objective

The MUFG Group has defined as its Purpose "Empowering a brighter future." Our goal for three years in the future is "to leverage our financial and digital capabilities to be the leading business partner that pioneers the future." Furthermore, our medium- to long-term vision is "to be the world's most trusted financial group." With the conviction that environmental and social sustainability are essential to achieving sustainable growth for MUFG, we aim to further evolve our value creation by employing an integrated approach in which the execution of management strategies goes in tandem with the pursuit of solutions for social issues.

In an effort to realize such a management policy, we have decided on this Policy on compensation for executives in order to prevent excessive risk-taking and raise motivation of Executives, etc., to contribute not only to the short-term but also to the medium- to long-term improvement of financial results, while also further driving measures aimed at taking on the challenges of reform implementation, thereby improving our business resilience and competitiveness, enabling sustainable growth and the medium- to long-term enhancement of the enterprise value of the MUFG Group, and further advancing the Group's sustainability management. In addition, this Policy has been prescribed in accordance with economic and social conditions, the business performance and financial soundness of the Company and the MUFG Group, and applicable Japanese and overseas regulations regarding compensation of executives, while at the time ensuring objectivity and transparency of the process of determining compensation for executives.

2) Compensation Level

We determine the level of compensation for executives that is competitive and appropriate for the Company and its subsidiaries taking into consideration the economic and social context, industry trend, management environment of the MUFG Group, and status of financial results, as well as human resources markets in the country where the Executives, etc. are appointed and other important factors, and upon referencing the objective research data of third-party, specialist agencies.

Compensation levels by position (excluding Outside Directors and Directors who are Audit Members) have been set according to a compensation system in which compensation amounts for each type of compensation decrease in descending order of position, with the President & CEO being the highest-paid individual followed by the Chairman, the Deputy Chairman, Deputy President, Senior Managing Corporate Executive, Managing Corporate Executive and Executives without titles. Furthermore, "Director and Corporate Executive Allowances" and "Committee Member (Chairperson) Allowances" and similar allowances are added according to the roles and responsibilities of each executive.

3) Composition, Structure and Contents of Compensation, etc.
  - In principle, compensation for the Company's Executives, etc. is composed of three types: "annual base salary" (fixed), "performance-based stock compensation" (linked to stock price and medium- to long-term performance) and "cash bonuses" (linked to short-term performance). The proportion of each compensation type is properly specified based on the philosophy and objective above as well as the contents of the duties of such executives.
  - In the stock compensation plan, the Company's shares are issued to Executives, etc. by means of the trust structure. Stock compensation has been implemented in fiscal year 2016 as a common Group-wide new medium- to long-term incentive plan.
  - The proportion of the President & CEO's compensation since fiscal year 2018 is balanced among these three types of compensation: "annual base salary : performance-based stock compensation : cash bonus = 1 : 1 : 1." (In case the stock compensation and cash bonus are paid in base amount).
  - The proportion of compensation by position has been set according to a compensation system in which the proportion of the performance-based compensation decreases in

descending order of position, with the President &CEO being the individual with the highest proportion of performance-linked compensation (approx. 67%) followed by the Chairman (approx. 60%), the Deputy Chairman (approx. 60%), Deputy President (approx. 50%), Senior Managing Corporate Executive, Managing Corporate Executive and Executives without titles.

- Performance-based stock compensation and cash bonuses are subject to confiscation (malus) for the unpaid portion and restitution claim (clawback) for the paid amount in the following cases: material breach of delegation agreements between the Company and Executives, etc. regarding the duties of Executives, etc., retiring from their offices for personal reasons during the terms of offices against the Company's will, and the Board of Directors resolving on retrospective correction to account settlement as a result of material faults or misconduct on accounting.

- Outside Directors who take on the role of overseeing and monitoring management and directors serving as audit members are not eligible to receive stock compensation or cash bonuses in consideration of the contents of their duties.

- Regardless of the above, compensation for Executives, etc. who are hired locally outside Japan is individually designed in order to prevent excessive risk taking, taking into account compensation regulations, compensation practice, the local market rate and other related factors in the relevant overseas region, as well as the job contents and characteristics of the duties of such Executives, etc.

Type of compensation	Linkage with performance	Performance-based compensation range	Standards for payment			Weight	Time of payment	Payment method	Proportion of Group CEO's compensation
Annual base salary	Fixed	—	• Paid based on position, etc. • Includes Director Allowance, Committee and Chair Allowance, Housing Allowance, Overseas Representative Allowance, etc.				Monthly	Cash	1
Stock compensation	Non-performance-based	—	Base amount by position				At the time of retirement of executives	50% in shares 50% in cash	1
	Medium- to long-term performance-based	0–150%	Base amount by position	×	**Performance factor** **(medium- to long-term achievement evaluation)**	<50%>	At the end of the MTBP		1
					Target attainment rate of indices below in MTBP (1) Consolidated ROE[*1] (2) Consolidated expense reduction amount (excluding performance-linked expenses)[*1] (3) Ratings granted by ESG rating agencies[*2]	30% 15% 5%			
					Performance factor **(competitor comparison evaluation)**	<50%>			
					Comparison of year-on-year growth rates of indices below with competitors[*3] (1) Consolidated net operating profits (2) Profits attributable to owners of parent	25% 25%			
Cash bonuses	Short-term performance-based	0–150%	Base amount by position	×	**Performance factor** **(quantitative evaluation factor applied to the Group CEO)**	<60%>	Annually	Cash	1
					Rate of year-on-year change and target attainment rate of indices below[*4] (1) Consolidated net operating profits (2) Profits attributable to owners of parent (3) Consolidated ROE (4) Consolidated expense amount	20% 10% 20% 10%			
					Status of individual execution of duties **(qualitative evaluation factor applied to Group CEO)** • Improvement in customer-segment profitability • Risk handling • Enhancement of efforts on ESG • Evolution of sustainability management, etc.	<40%>			

Subject to malus (confiscation) and clawback (restitution claim) →



Image of Performance-Based Compensation (e.g., consolidated ROE)

[*1] To incentivize efforts to improve MUFG's earnings power, capital efficiency and profit structure, each of which is considered a management issue requiring the utmost priority, the degree of achievement vis-à-vis target levels stipulated in the Medium-term Business Plan (MTBP) regarding consolidated ROE and consolidated expense reduction (excluding performance-linked expense) is determined on an absolute evaluation basis. (See illustration on the right)

[*2] In addition to incentivizing recipients to advance sustainability management, the degree of improvement in external ratings granted by the five major ESG rating agencies is determined on an absolute evaluation basis, with the aim of objectively assessing the recipient's contribution to MUFG's initiatives to address ESG issues in a variety of fields.

[*3] By conducting a relative comparison of the growth rate of "Consolidated net operating profits," which is an indication of the profitability of mainstay operations, and "Profits attributable to owners of parent," the ultimate result of management, with other major competitors (Mizuho Financial Group, Inc. and Sumitomo Mitsui Financial Group, Inc.), the contribution of management excluding external environmental factors such market factors is evaluated as milestones for each fiscal year.

[*4] To enhance profitability and capital efficiency of mainstay operations, which is one of the MUFG Group's most important management issues and to drive the improvement of its earning structure, the "Year-on-year change rate" and the "Target achievement rate" of the above four indices (the ratio of the year-on-year change rate and the target achievement rate is 1:1) are evaluated as the business performance for the year.

(Reference) Overview of the executive compensation system on and after FY2024

From FY2024, with the aim of achieving the new Medium-term Business Plan (FY2024 - FY2026), and increasing our corporate value over medium to long term, the executive compensation system, which is mainly intended to further motivate and incentivize group executives, has been reviewed as below.

Proportion of the compensation	Raise the proportion of performance-based compensation	· To enhance incentives for achieving the Medium-term Business Plan, the proportion of the performance-based compensation (stock compensation and cash bonuses) is raised, for Deputy President and other recipients with descending positions. · The President & CEO's compensation already has a sufficiently high proportion of the performance-based compensation, and is maintained in the current proportion of "annual base salary : performance-based stock compensation : cash bonus = 1 : 1 : 1."
Performance factor for stock compensation	Consolidated ROE and expense ratio	· To pursue both of "economic value" and "social value," financial indices (consolidated ROE and expense ratio) are newly set in accordance with the new Medium-term Business Plan, and non-financial indices (ESG assessment) are raised in evaluation weight, with new own three indices (as below) added to the current ratings granted by ESG rating agencies.
	ESG assessment	
	TSR	· In terms of medium- to long- term enhancement in corporate value and sharing interests with our shareholders, TSR (Total Shareholder Return) is newly employed.

Type of compensation	Linkage with performance	Performance-based compensation range		Standards for payment	Weight	Time of payment	Payment method
Annual base salary	Fixed	—		• Paid based on position, etc. • Includes Director Allowance, Committee and Chair Allowance, Housing Allowance, Overseas Representative Allowance, etc.		Monthly	Cash
Stock compensation	Non-performance-based	—		Base amount by position		At the time of retirement of executives	50% in shares 50% in cash
	Medium-to long-term performance-based	0-150%	Base amount by position ×	**Performance factor (MTBP achievement evaluation)**	<55%>	At the end of the MTBP	
				Target attainment rate of indices below in MTBP (1) Consolidated ROE (2) Consolidated expense ratio (3) ESG assessment 　• Reduction of GHG emissions from own company 　• MUFG Employee survey score 　• Ratio of women in management 　• Ratings granted by ESG rating agencies*2 (4) TSR	30% 10% 10% (2.5% each) 5%		
				Performance factor (competitor comparison evaluation)	<45%>		
				Comparison of year-on-year growth rates of indices below with competitors (1) Consolidated net operating profits (2) Profits attributable to owners of parent	25% 20%		
Cash bonuses	Short-term performance-based	0-150%	Base amount by position ×	**Performance factor (quantitative evaluation factor applied to the Group CEO)**	<60%>	Annually	Cash
				Rate of year-on-year change and target attainment rate of indices below (1) Consolidated net operating profits (2) Profits attributable to owners of parent (3) Consolidated ROE (4) Consolidated expense ratio	20% 10% 20% 10%		
				Status of individual execution of duties (qualitative evaluation factor applied to Group CEO) • Improvement in customer-segment profitability • Risk handling　• Enhancement of efforts on ESG • Evolution of sustainability management, etc.	<40%>		

Subject to malus (confiscation) and clawback (restitution claim)

[Proportion of compensation by position]



	Annual base salary	Stock compensation	Cash bonuses
President & CEO	33.3%	33.3%	33.3%
Chairman, Deputy Chairman, Deputy President	40%	30%	30%
Senior Managing Corporate Executive	42.5%	28.8%	28.8%
Managing Corporate Executive	45%	27.5%	27.5%
Corporate Executives, Executive Officers	50%	25%	25%
Non-Executive Directors, Outside Directors	100%		

Performance-based compensation

Compensation, etc. for Company Executives

(Millions of yen)

Classification	Number of Recipients	Total compensation, etc.	Total amount of compensation, etc. by classification			
			Annual base salary, etc.	Cash bonus	Performance-based stock compensation	
			Cash	Cash	Non-cash	
			Non-performance-based	Performance-based	Non-performance-based	Performance-based
Directors (excluding outside directors)	6	536	228	113	27	167
Corporate Executives	18	1,545	653	294	172	425
Outside Directors	10	180	180	—	—	—

(Notes)
1. All figures have been rounded down to the nearest unit.

2. The compensation, etc. paid to Corporate Executives who concurrently serve as Members of the Board of Directors is described in the column of Corporate Executive.

3. On July 1, 2016, the Company introduced a performance-based stock compensation plan using a structure called Board Incentive Plan as Non-cash compensation. Total stock compensation in the table above includes expenses associated with the right to receive shares granted under the plan and the amounts of compensation provided during fiscal year 2023. (Please refer to the chart on the previous page for details of the stock compensation plan.)

4. Compensation for Outside Directors from the Company's parent company (including subsidiaries), etc. is not applicable.

5. The targets and achievement ratio of each index of the performance-based stock compensation under the previous Medium-term Business Plan (from fiscal year 2021 to fiscal year 2023) are as follows.

Time span for evaluation	Performance indices	Weight	Targets, etc.	Achievement ratio						Total of three years
				Fiscal year 2021		Fiscal year 2022		Fiscal year 2023		
				Per index	Total evaluation	Per index	Total evaluation	Per index	Total evaluation	
Single fiscal year	Consolidated net operating profits	25%	Determined based on comparisons with competitors	140%	130%	140%	110%	80%	100%	113%
	Profits attributable to owners of parent	25%		120%		80%		120%		
Medium- to long-term	Consolidated ROE (based on MUFG's standard)	30%	Fiscal year 2023: 7.5%	136%						131%
	Consolidated expense reduction (excluding performance-linked expense)	15%	Fiscal year 2023: Reduce from fiscal year 2020	150%						
	Evaluation by ESG evaluator	5%	Fiscal year 2023: Improve from fiscal year 2020	50%						

6. The evaluation indices of business performance for each previous fiscal year to determine the cash bonuses paid to the President during fiscal year 2021 to fiscal year 2023 are as follows. The evaluation method of the business performance of fiscal year 2023 is the same, in principle.

Performance indices	Weight	Fiscal year 2021 bonuses		Fiscal year 2022 bonuses		Fiscal year 2023 bonuses	
		Achievement	Payment ratio	Achievement	Payment ratio	Achievement	Payment ratio
<Total evaluation>	100%	113.9%	112.5%	106.4%	125.0%	102.3%	112.5%
Quantitative evaluation (the combination of four indices, including consolidated ROE)	60%	123.2%	—	117.3%	—	103.8%	—
Qualitative evaluation	40%	100.0%	—	90.0%	—	100.0%	—

Reason for the Compensation Committee to Determine That the Contents of the Compensation of Individual Executive Officers, etc., are in Accordance with the Policy

The Company, upon determining the Policy at the Compensation Committee, has been conducting ongoing reviews of the executive compensation system from a multilateral perspective including the economic and social context, the business performance of the Company and the MUFG Group, and its consistency with the Policy which provides appropriate incentives but prevents excessive risk-taking. Accordingly, the Compensation Committee has determined that the contents of the compensation of individual Executive Officers, etc., which have been determined according to the executive compensation system are in accordance with the Policy.

-End-